UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Applied Therapeutics, Inc.

(Name of Subject Company)

Applied Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03828A101

(CUSIP Number of Class of Securities)

Les Funtleyder

Interim Chief Executive Officer and Chief Financial Officer

Applied Therapeutics, Inc.

545 Fifth Avenue, Suite 1400

New York, NY 10017

(212) 220-9226

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Sarah H. Young, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Applied Therapeutics, Inc., a Delaware corporation (“Applied” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 545 Fifth Avenue, Suite 1400 New York, NY. The telephone number of the Company’s principal executive office is (212) 220-9226.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of December 19, 2025 there were (a) 153,957,727 shares of Common Stock issued and outstanding (“Shares”), (b) 2,481,130 Shares subject to issuance pursuant to outstanding Company Stock Options, and (c) 8,242,480 Shares subject to issuance pursuant to outstanding Company RSUs. “Company Equity Plans” means the Applied Therapeutics 2016 Equity Incentive Plan and the Applied Therapeutics 2019 Equity Incentive Plan, each as amended and/or restated from time to time, copies of which are filed as Exhibits (e)(5), and (e)(6) to this Schedule 14D-9 and are incorporated herein by reference, and (i) “Company Stock Option” means an option to purchase Shares granted under a Company Equity Plan, and (ii) “Company RSU” means a restricted stock unit granted under a Company Equity Plan which is subject to time-based vesting restrictions.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by AT2B, Inc., a Delaware corporation (“Purchaser”) a wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), to acquire any and all of the issued and outstanding shares of Common Stock (the “Shares”) in exchange for (i) $0.088 per Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment (as defined below) upon the achievement of the specified milestones and existence of Closing Cash (as defined in the CVR Agreement) that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, the “Offer Price”) and less any applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Each CVR represents a non-tradable contractual contingent right to receive up to three (3) contingent cash payments (each a “Milestone Payment,” and collectively, the “Milestone Payments”) upon the achievement of certain specified milestones related to the development of any pharmaceutical product that contains or incorporates the product candidate referred to as AT-007 or govorestat, alone or in combination with one or more other therapeutically active ingredients, including all formulations, dosages, or modes of delivery thereof (the “CVR Product”).

The Milestone Payments are comprised of the First Milestone Payment, the Second Milestone Payment and Third Milestone Payment, each payable upon the achievement of certain specified regulatory and commercial milestones within specified time periods, as follows:

i.

the First Milestone Payment is an amount equal to $0.10 per CVR in cash, without interest, payable if the United States Food and Drug Administration, or any successor thereto (“FDA”), approves of a New Drug Application (as more fully described in Section 505(b) of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 355(b)) and 21 CFR § 314.50) (“NDA”) for any CVR Product for any galactosemia indication prior to the earlier of (a) 11:59 p.m. New York City Time on the eighth (8th) anniversary of the Closing Date (as defined in the Merger Agreement), and (b) termination of the CVR Agreement;

ii.

the Second Milestone Payment is an amount equal to $0.10 per CVR in cash, without interest, payable if the FDA approves of a NDA for any CVR Product for any CMT-SORD indication prior to the earlier of (a) 11:59 p.m. New York City Time on the eighth (8th) anniversary of the Closing Date (as defined in the Merger Agreement), and (b) termination of the CVR Agreement; and

iii.

the Third Milestone Payment is an amount equal to $0.20 per CVR in cash, without interest, payable if Net Sales (as defined in the CVR Agreement) of any CVR Product equals or exceeds $200,000,000 in any four (4) fiscal quarter period.

In addition, each CVR entitles the holder thereof to receive a payment equal to such holder’s pro rata share of the amount by which Closing Cash of the Company as of the Effective Time exceeds $500,000 but is less than $1,500,000 as determined pursuant to the CVR Agreement, in cash, without interest, per CVR (the “Closing Cash Payment”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 29, 2025. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 11, 2025 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Purchaser and Parent, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, as soon as practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as may be agreed to by Purchaser and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share (other than (a) Shares held in the treasury of the Company, (b) Shares owned by Parent, Purchaser, the Company or any of their respective direct or indirect wholly owned subsidiaries, (c) Shares irrevocably accepted for purchase in the Offer and (d) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL) (a)-(d), collectively the “Excluded Shares”)) will be automatically canceled and converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law.

The treatment of Company Stock Options and Company RSUs under the Company Equity Plans is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates.”

At the Effective Time, each warrant to purchase Shares issued by the Company on June 27, 2022 to the holders thereof (each a “Common Stock Warrant”) and each pre-funded warrant to purchase Shares issued by the Company on June 27, 2022 to the holders thereof (each a “Pre-Funded Warrant”) outstanding and not exercised immediately prior to the Effective Time will be cancelled and thereafter represent only the right to receive from (or from a person on behalf of) the Surviving Corporation an amount in cash, without interest, equal to the Black-Scholes Value (as defined in the applicable Common Stock Warrant or Pre-Funded Warrant) of the remaining unexercised portion of such Common Stock Warrant or Pre-Funded Warrant in accordance with its terms, less applicable tax withholdings, and will terminate and be deemed to be surrendered for no consideration. At the Effective Time, each warrant to purchase Shares issued by the Company on March 13, 2017 to the holders thereof (each a “Legacy Warrant”) outstanding and not exercised immediately prior to the Effective Time will cease to represent a Legacy Warrant exercisable for Shares, and the holder of such Legacy Warrant will thereafter only be entitled to receive, upon the exercise of such Legacy Warrant by such holder, the Merger Consideration as if such exercise had taken place immediately prior to the Effective Time. Each warrant to purchase Shares issued by the Company on November 5, 2018 to the holders thereof and April 9, 2019 to the holders thereof (each a “Other Legacy Warrant”) outstanding and not exercised immediately prior to the Effective Time will cease to represent an Other Legacy Warrant exercisable for Shares and will terminate in accordance with its terms. Following the Effective Time, no holder of any Common Stock Warrant, Pre-Funded Warrant, Legacy Warrant or Other Legacy Warrant will have any right to acquire any shares of Company Common Stock or any securities in the Surviving Corporation, Parent or any of their respective affiliates.

A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements—The Merger” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of certain conditions set forth in Annex I to the Merger Agreement, including (i) there shall have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the expiration of the Offer that number of Shares that, considered together with all the number of Shares (if any) then beneficially owned by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Shares outstanding as of the consummation of the Offer (the “Minimum Tender Condition”); (ii) to the extent applicable, the waiting period (and any extension thereof) applicable to consummation of the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated and all approvals or clearances applicable to the Offer or the Merger in accordance with the foreign antitrust laws shall have been obtained or given; (iii) no court of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, making illegal, enjoining or otherwise prohibiting the acquisition or payment for the Shares pursuant to the Offer or the consummation of the Merger, and no law that is applicable to the Offer or the Merger restraining, making illegal, enforcing or otherwise prohibiting the acquisition of or payment for the Shares pursuant to the Offer or consummation of the Merger shall be in effect; (iv) the representations and warranties of the Company contained in the Merger Agreement shall be accurate, subject to customary materiality thresholds and exceptions; (v) the Company shall have performed or complied in all material respects with its covenants and agreements contained in the Merger Agreement; (vi) there shall not have occurred, a Company Material Adverse Effect (as defined in the Merger Agreement); and (vii) other customary conditions set forth in Annex I of the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. (New York City time) on January 27, 2026 (the “Expiration Date”). The Expiration Date may be extended as follows: (i) if on the then scheduled Expiration Date, the Minimum Tender Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then upon the Company’s written request, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more periods of time of up to ten (10) business days per extension (or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement); and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by applicable rule, regulation, interpretation or position of the SEC or its staff or The Nasdaq Global Select Market. However, in no event will Purchaser be required to, and the Purchaser will not, under any circumstances, without the prior consent of the Company, extend the Offer and the then scheduled Expiration Date to a date later than the earlier to occur of (A) the valid termination of the Merger Agreement in accordance with its terms, and (B) June 11, 2026.

On December 11, 2025, in connection with the Merger Agreement, the Company also entered into an Unsecured Promissory Note (the “Promissory Note”) with Parent, pursuant to which Parent agreed to provide unsecured debt financing to the Company. Under the terms of the Promissory Note, Parent has agreed to make loans to the Company, at the Company’s request, up to a maximum aggregate amount of $8.5 million, upon three (3) business days’ notice and subject to the satisfaction of certain funding conditions specified in the Promissory Note, including conditions relating to the use of the proceeds of such advances by the Company in accordance with an agreed budget.

Advances under the Promissory Note bear interest at a fixed rate equal to 24% per annum, payable at the earliest of (i) one (1) business day following the valid termination of the Merger Agreement, (ii) acceleration of the advances in accordance with the terms of the Promissory Note and (iii) ten (10) days after the Closing Date (as defined in the Merger Agreement).

The Promissory Note contains customary representations, warranties, covenants, and events of default, including restrictions on incurring additional indebtedness, making investments, and making dividends or distributions. Upon the occurrence of certain triggering events (and subject to the expiration of applicable grace periods), including payment defaults, breaches of covenants, insolvency proceedings, or the use of proceeds from the advances for purposes not in accordance with the agreed budget, Parent may accelerate the obligations under the Promissory Note.

The Company’s obligations under the Promissory Note are unsecured and are not guaranteed by any other party.

The proceeds of advances under the Promissory Note are to be used exclusively to fund the Company’s working capital and general corporation purposes in accordance with an agreed budget.

As set forth in the Schedule TO, the principal executive offices of Parent are located at Broers Building, 21 JJ Thomson Ave, Cambridge, CB3 0FA, United Kingdom. The telephone number of Parent is +44 (0) 1223 354118. The principal executive offices of Purchaser are located at WeWork Space 110, 19 Clifford St, Detroit, MI 48226. The telephone number of Purchaser is +1 (800) 903-1793.

The foregoing summary of the Offer, the Merger, Merger Agreement, the CVR Agreement and the Promissory Note is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal, and by the Merger Agreement. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov or on the investor relations section of the Company’s website at https://ir.appliedtherapeutics.com, and the Offer to Purchase and the other related materials are available directly from MacKenzie Partners, Inc., the Information Agent engaged by Purchaser for the Offer, toll free at 1-800-322-2885. The information on the Company’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of the Company on Schedule 14A filed with the SEC on April 28, 2025 and filed as Exhibit(e)(14) to this Schedule 14D-9, which is incorporated by reference herein, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand and (i) any of its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The Company’s board of directors (the “Board”) was aware of all such contacts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters, as set forth in Item 4 below under the heading “Reasons for the Recommendation of the Board.”

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On December 11, 2025, Parent, Purchaser and the Company entered into the Merger Agreement, pursuant to which Parent, through Purchaser, will commence the Offer to acquire all of the Shares at a price per Share of $0.088 in cash plus one CVR, which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment, upon the achievement of the specified milestones and existence of Closing Cash that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of the CVR Agreement, without interest, less any applicable tax withholding. If successful, upon the terms and conditions set forth in the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into the Company, with the Company continuing as the Surviving Corporation and as a wholly-owned subsidiary of Parent. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about the Company, Parent or the Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by the Company to Parent and the Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among the Company, Parent and the Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent and the Purchaser. The Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent or the Purchaser, or any of their respective subsidiaries or affiliates, and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in its public reports filed with the SEC.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On October 30, 2025, the Company and Cycle Pharmaceuticals Limited, a private limited company incorporated in England and Wales and direct wholly owned subsidiary of Parent (“CPL”) entered into a non-disclosure letter agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, CPL and the Company agreed that, subject to certain customary exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the evaluation of a potential negotiated transaction. The Confidentiality Agreement includes a two-year standstill provision restricting CPL and its affiliates from, among other things, acquiring securities of the Company, engaging in unsolicited transaction proposals, or seeking to influence control of the Company without the Company’s prior written approval, as well as a mutual two-year employee non-solicitation covenant (subject to customary carve-outs). The obligations of the receiving party under the Confidentiality Agreement remain for a period of five years from the date of the Confidentiality Agreement, however, non-use obligations of the receiving party survive indefinitely, and confidentiality and non-use obligations for trade secrets survive for so long as such information remains a trade secret under applicable law.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which are filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Contingent Value Rights Agreement

At or prior to the date and time of acceptance for payment for Shares validly tendered and not validly withdrawn pursuant to the Offer after such scheduled date the Offer expires, Parent and the Rights Agent will enter into the CVR Agreement. Pursuant to and subject to the terms and conditions of the Merger Agreement, holders of (i) Shares (other than Excluded Shares), (ii) Company RSUs that are outstanding and unvested immediately prior to the Effective Time, (iii) In-the-Money Company Stock Options, (iv) and Common Stock Warrants, Pre-Funded Warrants, Legacy Warrants and Other Legacy Warrants who have exercised such warrants prior to the Effective Time will be entitled to one CVR for each Share outstanding (A) that Purchaser accepts for payment from such holder pursuant to the Offer or (B) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or the Company or any of their affiliates. No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

Each CVR represents a non-tradable contractual contingent right to receive up to three Milestone Payments upon the achievement of certain specified milestones related to the development of CVR Product.

The Milestone Payments are comprised of the First Milestone Payment, the Second Milestone Payment and the Third Milestone Payment each payable upon the achievement of certain specified regulatory and commercial milestones within specified time periods, as follows:

(i) the First Milestone Payment is an amount equal to $0.10 per CVR in cash, without interest, payable if the FDA, approves of a NDA for any CVR Product for any galactosemia indication prior to the earlier of (a) 11:59 p.m. New York City Time on the eighth (8th) anniversary of the Closing Date, and (b) termination of the CVR Agreement (the “First Milestone”);

(ii) the Second Milestone Payment is an amount equal to $0.10 per CVR in cash, without interest, payable if the FDA approves of a NDA for any CVR Product for any CMT-SORD indication prior to the earlier of (a) 11:59 p.m. New York City Time on the eighth (8th) anniversary of the Closing Date (as defined in the Merger Agreement), and (b) termination of the CVR Agreement (the “Second Milestone”); and

(iii) the Third Milestone Payment is an amount equal to $0.20 per CVR in cash, without interest, payable if Net Sales (as defined in the CVR Agreement) of any CVR Product equals or exceeds $200,000,000 in any four (4) fiscal quarter period ( “Third Milestone”, collectively with the First Milestone and the Second Milestone, the “Milestones”).

In addition, each CVR entitles the holder thereof to receive a payment equal to such holder’s pro rata share of the amount by which Closing Cash (as defined in the CVR Agreement) of the Company as of the Effective Time exceeds $500,000 but is less than $1,500,000 as determined pursuant to the CVR Agreement, in cash, without interest, per CVR (the “Closing Cash Payment”).

Each holder of a Company Stock Option that has a per Share exercise price that is less than $0.088 per Share as of immediately prior to the Effective Time (an “In-The Money Company Stock Option”) (or portion thereof) that is outstanding immediately prior to the Effective Time, whether or not vested, will be entitled to one CVR for each Share subject to such In-The Money Company Stock Option immediately prior to the Effective Time.

Each Company Stock Option that has a per Share exercise price that equals or exceeds $0.088 per Share as of immediately prior to the Effective Time (an “Out-Of-The-Money Company Stock Option”) (or portion thereof) that is outstanding immediately prior to the Effective Time, will to the extent not vested, automatically become fully vested as of prior to the Effective Time, and the Company will permit the holders of Out-Of-The-Money Company Stock Options to exercise such Out-Of-The-Money Company Stock Options prior to the Effective Time, and any Out-Of-The-Money Company Stock Option that remains outstanding and unexercised as of the Effective Time shall be cancelled without any consideration being payable in respect thereof.

Each holder of a Company RSU (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time will be entitled to one CVR for each Share subject to such Company RSU immediately prior to the Effective Time.

With respect to each Share issued upon the exercise of any Common Stock Warrants, Pre-Funded Warrants, Legacy Warrants, or Other Legacy Warrants (in each case, as defined below and collectively, the “Company Warrants”) prior to the Effective Time, the holder of such Share will be entitled to one CVR for each Share. Each Common Stock Warrant and each Pre-Funded Warrant outstanding and not exercised immediately prior to the Effective Time shall be cancelled and thereafter represent only the right to receive from (or from a Person on behalf of) the Surviving Corporation, the same type or form (and in the same proportion), at the Black Scholes Value (as defined in the applicable Common Stock Warrant or Pre-Funded Warrant) of the unexercised portion of such Company Warrant, that is being offered and paid to the holders of Shares in connection with Transaction. Each Legacy Warrant outstanding and not exercised immediately prior to the Effective Time shall cease to represent a Legacy Warrant exercisable for Shares, and the holder of such Legacy Warrant will thereafter only be entitled to receive, upon exercise, the Offer Price as if such exercise had taken place immediately prior to the Effective Time. Each Other Legacy Warrant outstanding and not exercised immediately prior to the Effective Time shall cease to represent an Other Legacy Warrant exercisable for Shares and shall terminate in accordance with its terms.

Under the terms of the CVR Agreement, Parent will, and will cause its subsidiaries, including the Surviving Corporation, to use Commercially Reasonable Efforts (as defined below) to achieve the First Milestone, Second Milestone and Third Milestone prior to the termination of the CVR Agreement in accordance with its terms, which terminates upon the earliest to occur of (i) the full satisfaction of all payment obligations in respect of the Closing Cash Payment and Milestone Payment Amounts (if any), (ii) joint written notice duly executed by Parent and the Acting Holders and the Acting Holders (as defined below), or (iii) the tenth (10th) anniversary of the Closing Date (the “CVR Termination”). However, use of Commercially Reasonable Efforts does not guarantee that Parent will achieve the First Milestone, the Second Milestone, or the Third Milestone by a specific date or at all. Whether any Milestone required for payment of any of the Milestone Payments is achieved will depend on many factors, some within control of Parent and its subsidiaries and others outside the control of Parent and its subsidiaries. There can be no assurance that any Milestone will be achieved prior to its applicable expiration date, that the payment will be required of Parent with respect to any Milestone or that either of the Milestone Payments will not be reduced as described above. If any of the Milestones is not achieved in the applicable timeframe, such Milestone Payment will not be due or payable to holders of CVRs and any associated covenants and obligations of Parent and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement.

“Commercially Reasonable Efforts” means that sustained level of efforts, expertise and resources typically applied by biopharmaceutical companies similar in size and scope to Parent to carry out a particular task or obligation, consistent with the general practice followed by biopharmaceutical companies similar in size and scope to Parent relating to other pharmaceutical compounds, products or therapies owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life, taking into account all relevant factors, including issues of safety and efficacy; product profile; the expected probability of technical success of the applicable compound, product or therapy; the progress and outcome of any development efforts with respect to the applicable compound, product or therapy; the competitiveness of other compounds, products or therapies in development and in the marketplace; supply chain management considerations; the proprietary position of the compound, product or therapy (including with respect to patent or regulatory exclusivity); the regulatory structure involved; the expected cost and profitability of the applicable compound, product or therapy; and other relevant commercial, technical, legal, scientific or medical factors. Parent and Company agree that the level of efforts that constitute Commercially Reasonable Efforts may change over time, reflecting changes in the status of a product, compound or therapy and the indications involved.

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, except that certain CVRs may be held through The Depository Trust Company, and except (a) by will or intestacy upon death of a holder, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor, (c) pursuant to a court order, (d) by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, (f) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act) or (g) to Parent or Purchaser in connection with the abandonment of such CVR by the applicable holder.

The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs in book-entry position and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will set forth (x) with respect to holders of the Shares that hold such Shares in book-entry form through The Depository Trust Company (“DTC”) immediately prior to the Effective Time, one position for Cede & Co. (as nominee of DTC) representing all such Shares that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement and (y) with respect to (A) holders of Shares that hold such Shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to Equiniti, the depositary and paying agent for the Offer (in such capacity, the “Depositary”) by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Depositary, in accordance with the Merger Agreement, (B) holders of Shares that hold such Shares in book-entry form through the Company’s transfer agent immediately prior to Effective Time, (C) holders of Company RSUs, and (D) holders of In-The-Money Company Stock Options, and, in each case of clauses (A) through (D), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262 of the DGCL). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information by the Rights Agent.

The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 50% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue of or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment, and the amount of such payment, has been finally determined to be due and payable and has not been paid within the period contemplated by the CVR Agreement. The CVR Agreement provides that the Rights Agent will have certain audit rights with respect to the Third Milestone from the date of the first commercial sale of the first CVR Product until the achievement of the Third Milestone. The holders of at least 20% of outstanding CVRs set forth in the CVR Register will have the right to direct the Rights Agent to exercise such rights. The holders of CVRs shall not be entitled to specific enforcement of Parent’s obligations to use Commercially Reasonable Efforts to achieve the Milestones.

Additionally, the CVR Agreement provides (a) Parent and the Surviving Corporation the right to amend, without the consent of any holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (i) providing for a successor to Parent or to Purchaser, (ii) adding to the covenants of Parent and Purchaser as Parent, Purchaser and the Rights Agent will consider to be for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs (as a group and in their capacity as such)), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs (as a group and in their capacity as such)), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change any Milestone, Milestone Payment or Closing Cash Payment), (v) providing for a successor rights agent, (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs (as a group and in their capacity as such), or (b) Parent and the Rights Agent the right to amend, without the consent of any holders of CVRs, the CVR Agreement to reduce the number of CVRs in the event any holder of CVRs agrees to abandon or renounce such holder’s rights under the CVR Agreement.

Parent may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to the interests of the holders of CVRs, if Parent and Purchaser obtain the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of such holders.

The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(3) and incorporated herein by reference.

Unsecured Promissory Note

On December 11, 2025, in connection with the Merger Agreement, the Company also entered into an Unsecured Promissory Note (the “Promissory Note”) with Parent, pursuant to which Parent agreed to provide unsecured debt financing to the Company. Under the terms of the Promissory Note, Parent has agreed to make loans to the Company, at the Company’s request, up to a maximum aggregate amount of $8.5 million, upon three (3) business days’ notice and subject to the satisfaction of certain funding conditions specified in the Promissory Note, including conditions relating to the use of the proceeds of such advances by the Company in accordance with an agreed budget.

Advances under the Promissory Note bear interest at a fixed rate equal to 24% per annum, payable at the earliest of (i) one (1) business day following the valid termination of the Merger Agreement, (ii) acceleration of the advances in accordance with the terms of the Promissory Note and (iii) ten (10) days after the Closing Date (as defined in the Merger Agreement).

The Promissory Note contains customary representations, warranties, covenants, and events of default, including restrictions on incurring additional indebtedness, making investments, and making dividends or distributions. Upon the occurrence of certain triggering events (and subject to the expiration of applicable grace periods), including payment defaults, breaches of covenants, insolvency proceedings, or the use of proceeds from the advances for purposes not in accordance with the agreed budget, Parent may accelerate the obligations under the Promissory Note.

The Company’s obligations under the Promissory Note are unsecured and are not guaranteed by any other party.

The proceeds of advances under the Promissory Note are to be used exclusively to fund the Company’s working capital and general corporation purposes in accordance with an agreed budget.

The foregoing summary and description of the Promissory Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Promissory Note, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates

In considering the recommendation of the Board to holders of Shares to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

The Company’s executive officers are as follows:

Name	Position
Evan Bailey	Chief Medical Officer
Les Funtleyder	Interim Chief Executive Officer and Chief Financial Officer
Constantine Chinoporos	Chief Business Officer and Chief Operating Officer
Dale Hooks	Chief Commercial Officer
John H. Johnson	Former Executive Chairman
Riccardo Perfetti	Former Chief Medical Officer
Shoshana Shendelman	Former Chief Executive Officer
Catherine Thorpe	Chief Accounting Officer

The Company’s directors are as follows:

Name
Teena Lerner
Stacy J. Kanter
Joel S. Marcus (former)
Jay S. Skyler

Effect of the Offer and the Merger on Company Equity Awards

Treatment of Company Stock Options

Pursuant to the Merger Agreement, each In-The-Money Company Stock Option (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled In-the-Money Company Stock Option will be entitled to receive (without interest) (1) an amount in cash (less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to such In-the-Money Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Closing Amount over the applicable exercise price per Share under such In-the-Money Company Stock Option (the “Closing Option Consideration”) and (2) one CVR for each Share subject to such In-the-Money Company Stock Option immediately prior to the Effective Time, which shall be payable in accordance with the CVR Agreement.

Each Out-Of-The-Money Company Stock Option (or portion thereof) will, to the extent not vested, automatically become fully vested as of prior to the Effective Time, and the Company shall permit the holders of Out-Of-the-Money Company Stock Options to exercise such Out-Of-the-Money Company Stock Options prior to the Effective Time, and any Out-Of-the-Money Company Stock Options that remain outstanding and unexercised as of the Effective Time shall be cancelled without any consideration being payable in respect thereof.

Treatment of Company RSUs

Pursuant to the Merger Agreement, each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled Company RSU will be entitled to receive (without interest) (1) an amount in cash (less applicable tax withholdings) equal to (x) the total number of Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time multiplied by (y) the Closing Amount (the “Closing RSU Consideration”) and (2) one CVR for each Share subject to such Company RSU immediately prior to the Effective Time, which will be payable in accordance with the CVR Agreement.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding In-the-Money Company Stock Options and Company RSUs, see the section entitled “—Consideration Payable for Outstanding In-The-Money Company Stock Options and Company RSUs” below.

Consideration Payable for Outstanding In-The-Money Company Stock Options and Company RSUs held by Directors and Executive Officers

The following table identifies, for each of the Company’s executive officers and directors, (i) (a) the number of shares of Common Stock subject to such individual’s In-the-Money Company Stock Options that are outstanding as of December 19, 2025, and (b) the approximate aggregate Closing Option Consideration that would be payable with respect to such In-The-Money Company Stock Options, (ii) the number of shares of Common Stock subject to such individual’s Out-Of-the-Money Company Stock Options that are outstanding as of December 19, 2025, (iii) (a) the number of shares of Common Stock subject to such individual’s Company RSUs that are outstanding as of December 19, 2025, and (b) the approximate aggregate RSU Closing Consideration that would be payable with respect to such Company RSUs, and (iv) the maximum aggregate contingent consideration that each such individual would be entitled to receive in respect of the Shares underlying their In-The-Money Company Stock Options and Company RSUs for the CVRs if each of the milestones is achieved, assuming that no Closing Cash Payment is received with respect to the CVRs. No executive officer or director holds any In-the-Money Company Stock Options as of December 19, 2025.

The following table assumes that no In-the-Money Company Stock Option will be exercised between December 19, 2025 and the closing of the Merger. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments. Each Out-Of-The Money Company Stock Option held by the Company’s executive officers and directors that remains outstanding and unexercised as of the Effective Time will be cancelled as of the Effective Time for no consideration.

Name of Executive Officer or Director	Number of Shares Underlying In-The- Money Company Stock Options (#)	Aggregate Closing Option Consideration for In-The- Money Company Stock Options ($)(1)	Number of Shares Subject to Out-Of-The- Money Company Stock Options (#)(2)	Number of Shares Underlying Company RSUs (#)(3)		Aggregate Closing RSU Consideration for Company RSUs ($)	Maximum Aggregate Contingent Consideration ($)(4)
Executive Officers:
Evan Bailey	—	—	24,414	1,235,915		108,761	494,366
Les Funtleyder(5)	—	—	254,192	2,225,000		195,800	890,000
Constantine Chinoporos	—	—	—	1,000,000		88,000	400,000
Dale Hooks	—	—	—	862,500		75,900	345,000
John H. Johnson(6)	—	—	—	—		—	—
Riccardo Perfetti(7)	—	—	684,608	—		—	—
Shoshana Shendelman(8)	—	—	—	—		—	—
Catherine Thorpe	—	—	—	—		—	—
Directors:
Teena Lerner	—	—	287,631	22,500	(9)	1,980	26,600
Stacy J. Kanter	—	—	263,690	22,500	(9)	1,980	26,600
Joel S. Marcus	—	—	—	—		—	—
Jay S. Skyler	—	—	263,690	22,500	(9)	1,980	26,600

(1)	See “Treatment of Company Stock Options” above.
(2)

For each of Ms. Lerner, Ms. Kanter, and Mr. Skyler, the amounts reflected in this column are inclusive of, in each case, 200,000 Shares underlying Out-Of-The-Money Company Stock Options that would be in-the-money assuming that the CVR milestones are achieved in full (as described in Note 4 below).

(3)	See “Treatment of Company RSUs” above.

(4)

Amount payable in respect of CVRs, assuming that the milestones are achieved in full such that the aggregate payments under the CVR for each Share will be $0.40. For each of Ms. Lerner, Ms. Kanter and Mr. Skyler, assuming that the Out-Of-The-Money Company Stock Options would be in-the-money if the CVR milestones are achieved in full and the holders thereof exercise such options, each such holder would receive, with respect to Shares underlying such options, $17,600, which represents the maximum CVR payments for each Share, plus the Closing Amount per Share, minus the per Share exercise price for such option. As discussed herein, the Milestone Payments are conditioned on the achievement of the milestones set forth in the CVR Agreement, and such milestones may or may not be achieved.

(5)	Mr. Funtleyder is both an executive officer and director of the Company.
(6)	Mr. Johnson resigned from employment on November 9, 2025, and in connection therewith, forfeited his then-outstanding equity awards without consideration.
(7)

Mr. Perfetti terminated employment with the Company on June 13, 2025, and in connection therewith, the Company accelerated his then-outstanding Company Stock Options and Company RSUs. As of December 19, 2025, Mr. Perfetti holds outstanding and unexercised Company Stock Options as set forth in this table.

(8)	Ms. Shendelman terminated employment with the Company on December 19, 2024 and does not hold any outstanding Company Stock Options or Company RSUs as of December 19, 2025.
(9)	Vested but unreleased Company RSUs as of December 19, 2025.

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will receive the same cash consideration in the Merger on the same terms and conditions as the other stockholders of the Company. As of December 19, 2025, excluding Shares underlying Company Stock Options and Company RSUs, and assuming no such Company Stock Options are exercised and no such Company RSUs will vest and be settled following the date of this Schedule 14D-9, the executive officers and directors of the Company beneficially own an aggregate of 2,041,936 Shares.

The following table sets forth (i) the number of Shares beneficially owned as of December 19, 2025 by each of the Company’s executive officers and directors (not including any Company Stock Options or Company RSUs that are vested or Company RSUs that may become vested within 60 days of such date; (see table above and assuming that, for each of Ms. Lerner, Ms. Kanter and Mr. Skyler, the Out-Of-The-Money Company Stock Options that would be in-the-money assuming the CVR milestones are achieved in full are not exercised), (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer or the Merger, and (iii) the maximum aggregate contingent consideration that each such individual would be entitled to receive in respect of his or her Shares, assuming that no Closing Cash Payment is received with respect to the CVRs.

Name of Executive Officer or Director	Number of Shares(#)	Aggregate Cash Consideration for Shares ($)	Maximum Aggregate Contingent Consideration for Shares ($)
Executive Officers:
Evan Bailey	136,476	12,010	54,590
Les Funtleyder	775,901	68,279	310,360
Constantine Chinoporos	115,186	10,136	46,074
Dale Hooks	143,253	12,606	57,301
John H. Johnson	—	—	—
Riccardo Perfetti	—	—	—
Shoshana Shendelman	—	—	—
Catherine Thorpe	—	—	—

Name of Executive Officer or Director	Number of Shares(#)	Aggregate Cash Consideration for Shares ($)	Maximum Aggregate Contingent Consideration for Shares ($)
Directors:
Teena Lerner	237,497	20,900	94,999
Stacy J. Kanter	173,134	15,236	69,254
Joel S. Marcus	—	—	—
Jay S. Skyler	173,134	15,236	69,254

Effect of the Offer and the Merger on the Company Equity Plans

The Merger Agreement provides that the board of directors of the Company (or, if appropriate, a committee administering the Company Equity Plans) will adopt, prior to the Effective Time, resolutions and will take all actions necessary to (i) terminate each Company Equity Plan in accordance with its terms, effective as of the Effective Time and (ii) approve the actions contemplated by the Merger Agreement in respect of the Company Stock Options and Company RSUs (as described in the section entitled “—Effect of the Offer and the Merger on Company Equity Awards” above).

Effect of the Offer and the Merger on the Company’s Employee Stock Purchase Plan

The Merger Agreement provides that the Company will adopt resolutions to (i) provide that (A) the commencement of any offering period will be suspended following the date of the Merger Agreement under the Company’s 2019 Employee Stock Purchase Plan (the “2019 ESPP”) unless and until the Merger Agreement is terminated, (B) no individuals will commence participation in the 2019 ESPP during the period from the date of the Merger Agreement through the Effective Time, and (C) no current participant in the 2019 ESPP may increase his or her rate of contribution under the 2019 ESPP during the period from the date of the Merger Agreement through the Effective Time, and (ii) terminate the 2019 ESPP effective as of the Effective Time, with any outstanding rights as of immediately prior to the Effective Time exercised for whole Shares prior to the Effective Time in accordance with the terms of the 2019 ESPP (and the Company will return to each participant the funds, if any, that remain in such participant’s account after such purchase).

Offer Letters

The Company is party to an offer letter with each of its currently employed executive officers other than Ms. Thorpe. Each such offer letter, as amended from time to time, is hereinafter referred to as an “Offer Letter”.

Each Offer Letter provides for the accelerated vesting of unvested equity awards in connection with a change in control, consistent with the treatment set forth in the Merger Agreement (as further described in the section entitled “—Effect of the Offer and the Merger on Company Equity Awards”).

The approximate aggregate cash consideration payable in respect of such accelerated equity awards in connection with the Offer and the Merger (i.e., In-The-Money Company Stock Options and Company RSUs) is set forth in the section entitled “Consideration Payable for Outstanding In-The-Money Company Stock Options and Company RSUs”.

Severance Entitlements

Each Offer Letter provides for severance entitlements.

Pursuant to the Offer Letters, in the event the executive officer’s employment is terminated by the Company without “cause” (including as a result of death or disability) or the executive officer resigns for “good reason”, as such terms are defined in the applicable Offer Letter (each, a “Qualifying Termination”), subject to the delivery of a fully effective release of claims and continued compliance with certain restrictive covenants, the executive is entitled to receive: (i) continuation of the executive’s then-current base salary for a period of twelve (12) months; (ii) a lump sum cash amount equivalent to the executive’s target annual bonus for the year in which the executive’s employment is terminated; and (iii) continued payment of the cost of the executive’s (and the executive’s covered dependents) health insurance coverage in effect at the time of the executive’s termination, either under the Company’s regular health plan or by paying the executive’s monthly health premiums, until the earliest of twelve (12) months following the date of termination or the date the executive obtains health care coverage from another source. In addition, all unvested shares subject to any outstanding equity awards held by the executive at the time of termination will immediately vest as of the termination date.

It is currently estimated that the executive officers (other than the named executive officers, whose severance payments are quantified in the section entitled, “—Golden Parachute Compensation” below) would be entitled to receive, in the aggregate, approximately $1,655,400 in cash severance benefits under the Offer Letters, assuming that each such executive officer experiences a Qualifying Termination on December 19, 2025.

Funtleyder Transaction Bonus

Pursuant to his Offer Letter, Mr. Funtleyder is eligible to receive a lump sum cash bonus equal to $525,000 upon a change in control, subject to his continued employment through the payment date (the “Funtleyder Transaction Bonus”).

280G “Better Of” Treatment

The Offer Letters provide that if any payment or benefits to be provided to the applicable executive officer thereunder would (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) be subject to the excise tax imposed by Section 4999 of the Code, the executive officer will receive either (x) the largest portion of such payments and/or benefits that would result in no portion of such payments (after reduction) being subject to the excise tax or (y) the largest portion, up to and including the total, of such payments and/or benefits, whichever results in the greater amount of after-tax benefits to the executive officer.

Parent Arrangements

As of the date of this Schedule 14D-9, to the Company’s knowledge, no executive officer has had discussions, or entered into any agreement, arrangement, or understanding, with the Surviving Company, Parent, or any of their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company, Parent, or any of their respective affiliates. It is possible that continuing employees, including executive officers, will enter into new compensation arrangements with the Surviving Company, Parent, or their respective affiliates in connection with the Offer and Merger. Any such arrangements, if any, will not become effective until after the Effective Date, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Closing nor the Offer or the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Section 280G Mitigation Actions

In connection with the Merger, certain employees of the Company (including its executive officers) may become entitled to payments and benefits that may be treated as “excess parachute payments” within the meaning of Section 280G of the Code. The Company may take such actions it deems necessary or desirable to mitigate the impact of Sections 280G and 4999 of the Code, including obtaining a valuation of restrictive covenants from a third-party valuation firm.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of the Company’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation that will or may be payable to the Company’s named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth above under “—Arrangements Between the Company and its Executive Officers, Directors and Affiliates” and such descriptions are incorporated herein by reference. Mr. Johnson and Ms. Shendelman, who are included as named executive officers in the Company’s most recent proxy statement, are not included in the table below because they are not entitled to receive any payments or benefits in connection with the Offer and the Merger.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of the Company’s named executive officers would receive, assuming that (i) the Effective Time occurred on December 19, 2025 (which is the latest practicable date to determine the amounts set forth in the table below before the filing of this Schedule 14D-9); (ii) the relevant price per Share is $0.088 (which is the Closing Amount), (iii) milestones set forth in the CVR Agreement are achieved in full such that the aggregate payments under the CVR for each Share will be $0.40 and that no Closing Cash Payment is received with respect to the CVRs, (iv) the Company Stock Options and Company RSUs outstanding as of December 19, 2025 are cancelled in exchange for the cash payment described above under “—Effect of the Offer and the Merger on Company Equity Awards”; (v) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; (vi) no named executive officer enters into any new agreement with the Company or Parent or one of their respective affiliates or becomes entitled to, prior to the Effective Time, additional compensation or benefits; (vii) each named executive officer experiences a Qualifying Termination immediately following the Effective Time and receives severance payments and benefits under their Offer Letters, as described in more detail above under “—Offer Letters”; and (viii) the named executive officers’ base salaries and target annual bonus opportunities will remain unchanged from those in place as of December 19, 2025.

The table below also excludes any payments or benefits that would have been earned, or any amounts associated with Company Stock Options or Company RSUs that would vest or settle according to their terms on or prior to the Effective Time and irrespective of the Merger. The values and descriptions also (1) do not reflect amounts under contracts, agreements, plans, or arrangements to the extent that they do not discriminate in scope, terms, or operation in favor of the named executive officers and that are generally available to all salaried employees of the Company (2) do not reflect applicable tax withholdings that are applicable to any of the payments set forth in the table, and (3) assumes that no payments are subject to reduction to the extent required by the terms of the applicable agreement to account for the application of Sections 280G and 4999 of the Code to such payments.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Perquisites & Benefits ($)(3)	Other ($)(4)	Total ($)
Les Funtleyder	1,057,500	195,800	36,000	525,000	1,814,300
Dale Hooks	764,400	75,900	36,000	—	876,300

(1)

The amount listed in this column represents the amount of cash severance payments that would be made pursuant to a Qualifying Termination under the named executive officer’s Offer Letter, as described in more detail above under “—Offer Letters”, assuming that such Qualifying Termination occurs on December 19, 2025. These are “double trigger” payments. The estimated amount of each such payment included in the “cash” column above is set forth in the table below. Note that the cash severance and target bonus included in the table below were determined based on the named executive officer’s base salary and target annual bonus for the 2025 fiscal year.

Name	Base Cash Severance ($)	Target Bonus ($)	Total Cash ($)
Les Funtleyder	705,000	352,500	1,057,500
Dale Hooks	546,000	218,400	764,400

(2)

The amounts reported in this column represent the aggregate dollar value of unvested Company RSUs held by the named executive officers as of December 19, 2025, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration described above under the section entitled “—Effect of the Offer and the Merger on Company Equity Awards”. These are “single trigger” payments. The named executive officers do not hold any In-The-Money Company Stock Options as of December 19, 2025.

Name	Value of Unvested Company In-the-Money Company Stock Options ($)	Value of Company RSUs ($)	Total
Les Funtleyder	—	195,800	195,800
Dale Hooks	—	75,900	75,900

(3)

The amounts reported in this column represent the cost of providing continued health and welfare benefits for a period of twelve (12) months in connection with a Qualifying Termination under the named executive officer’s Offer Letter, as described in more detail above under “—Offer Letters”, assuming that such Qualifying Termination occurs on December 19, 2025. These are “double trigger” payments.

(4)	The amount reported in this column reflects the Funtleyder Transaction Bonus, as described further in the section entitled “—Offer Letters” above. This is a “single trigger” payment.

Employee Arrangements Following the Merger

Pursuant to the Merger Agreement, Parent has agreed to (or cause the Surviving Corporation and each of its subsidiaries) to maintain the terms and benefits provided to each individual employed by the Company as of immediately prior to the Effective Time and who remains so employed following the Effective Time, in each case, in such employee’s employment agreement that is in effect as of immediately prior to the Effective Time.

Without limiting the generality of the Merger Agreement, no provision of the Merger Agreement (i) prohibits Parent or the Surviving Corporation from amending or terminating any individual Company Plan (as defined in the Merger Agreement) or any other employee benefit plan in accordance with its terms, (ii) requires Parent or the Surviving Corporation to keep any person employed for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company Plan or other employee benefit plan or (iv) confers upon any such employee or any other person any third-party beneficiary or similar rights or remedies.

401(k) Plan

If requested by Parent at least ten business days prior to the Closing, the Company will use reasonable best efforts to terminate its agreement with Insperity and withdraw from Insperity’s 401(k) Plan, in each case, effective as of the day immediately preceding the date of the Closing.

Non-Employee Director Compensation

Pursuant to the Company’s non-employee director compensation policy, all equity awards (whether Company Stock Options or Company RSUs) granted to non-employee directors thereunder will vest in full in connection with a change in control, consistent with the treatment set forth in the Merger Agreement (as further described in the section entitled “—Effect of the Offer and the Merger on Company Equity Awards”).

Director and Officer Indemnification and Insurance

Under Sections 102(b)(7) and 145 of DGCL, the Company has broad powers to limit the personal liability of its directors and officers and to indemnify its directors and officers against liabilities they may incur in such capacities, respectively.

As permitted by the DGCL, the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) includes provisions that (i) eliminate the liability of the Company’s directors for monetary damages to the fullest extent permitted by applicable law, and (ii) require that any repeal or modification of such provision by the Company’s stockholders shall only be prospective and shall not affect the rights or protections or increase the liability of any director under such provision in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification, among other provisions.

The Company’s Amended and Restated Bylaws (the “Bylaws”) also provide that the Company will indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law.

Additionally, the Company has also entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”). These agreements provide that the Company will indemnify each of its directors and such officers to the fullest extent permitted by law and the Charter and Bylaws. The foregoing summary of the Indemnification Agreements is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(11) to this Schedule 14D-9 and is incorporated herein by reference.

The Company also maintains a general liability insurance policy, which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Parent and the Surviving Corporation. The Merger Agreement provides that the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which (i) will be effective until the sixth anniversary of the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies, provided, that, the annual premium for such tail policy may not exceed three hundred percent of the last annual premium paid prior to the Effective Time. If the aggregate premium of such insurance policies exceed such amount then the Company may, and the Surviving Corporation will, purchase a tail policy with the greatest amount of coverage as is available at a cost up to, but not exceeding, three hundred percent of the last annual premium paid prior to the Effective Time. Parent will cause the Surviving Corporation to maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by the Company existing as of the date of the Merger Agreement in favor of the current and former directors and officers of the Company for their acts and omissions occurring prior to the Effective Time, as provided in the Charter, the Bylaws and the Indemnification Agreements, shall not be amended, repealed or otherwise modified in any manner that would affect the indemnification rights thereunder, except as required by applicable law, and the Surviving Corporation will observe, honor and fulfill such rights to the fullest extent available under the DGCL for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

If, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent will ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the insurance and indemnification obligations described above.

Section 16 Matters

Prior to the date and time at which Purchaser accepts for payment such number of Shares validly tendered and not validly withdrawn pursuant to the Offer as satisfies the Minimum Tender Condition, the Company and the Board will take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Shares (or any Company Stock Option, Company RSU, Common Stock Warrants, Pre-Funded Warrants, Legacy Warrants, Other Legacy Warrants or other derivative security) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

After consideration, including review of the terms and conditions of the Offer and the Merger in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Board, by unanimous vote at a meeting on December 11, 2025, (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A press release, dated December 11, 2025, issued by the Company announcing the Merger Agreement, CVR Agreement, and Promissory Note is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and incorporated herein by reference.

Background of the Offer

The following chronology summarizes material meetings and events that led to the execution of the Merger Agreement, but it does not purport to catalogue every conversation of the Board, members of the Company’s management team, the Company’s advisors or other parties and their respective financial advisors, legal advisors, affiliates or other representatives.

The Board, together with the Company’s senior management, regularly evaluates the Company’s current financial position, future growth prospects and long-term strategic plan. The Board has also considered various strategic opportunities available to the Company intended to enhance stockholder value and the Company’s performance and prospects, taking into account the business, regulatory, competitive, financing and economic environment and developments in the Company’s industry, including the difficulty in recent years of raising the capital necessary to fund the development of the Company’s drug candidates on attractive terms, or at all. As such, the Board has considered what additional capital the Company would need to continue to execute on its long-term strategy as a standalone company, which in recent years has focused on developing, seeking marketing authorization for and commercializing the Company’s lead drug candidate, govorestat (also referred to as

AT-007), in addition to the Company’s other drug candidates, including caficrestat (also referred to as AT-001), and whether the Company should (i) pursue various partnerships, licensing transactions or collaborations, or (ii) pursue a sale of the Company as a whole or sales of certain assets of the Company. As part of this process, members of the Company’s senior management and the Board have engaged from time to time in business development and strategic discussions with participants in the pharmaceutical industry, with the goal of enhancing value for the Company’s stockholders.

In late 2023, the Company determined that it would need to raise substantial additional financing to further develop and commercialize govorestat. However, the Company’s depressed market capitalization and the challenging state of the conventional financing market for clinical stage biopharmaceutical companies made raising the required funding through equity or royalty-based financing structures difficult, and as a result, the Board and Company management regularly met and discussed other potential strategic transactions. In December 2023, the Board authorized Company management to solicit interests from third parties in a potential transaction involving the Company and thereafter, Company management requested meetings with thirty-seven (37) parties at the January 2024 J.P. Morgan Healthcare Conference in San Francisco, California to discuss potential interest in the Company’s govorestat or caficrestat programs. Company management’s outreach resulted in thirty (30) meeting at the 2024 J.P. Morgan Healthcare Conference, which discussions included potential partnership transactions to develop and commercialize govorestat and potential business combination transactions. Between December 2023 and February 2024, the Company entered into confidentiality agreements with eleven (11) third parties for the evaluation of a possible negotiated transactions, none of which contained a standstill; however, during this time, none of these third parties ultimately pursued a transaction with the Company or made a formal offer or proposal to the Company.

Also in January 2024, Constantine Chinoporos, the Chief Business Officer & Chief Operating Officer of the Company, contacted management of a biopharmaceutical company, who we refer to as “Party C,” to solicit its interest in a potential strategic transaction with the Company. On February 1, 2024, the Company and Party C entered into a confidentiality agreement, which agreement required that confidential information shared under the agreement only be used in connection with a possible negotiated transaction and did not contain a standstill. Thereafter, Company management met with representatives of Party C to discuss, among other things, a potential business combination transaction and other opportunities for the companies to work together, and Party C conducted due diligence regarding the Company. Party C determined that the valuation of the Company was too high to consider a potential business combination transaction with the Company at that time and never made a formal offer or proposal to the Company.

On February 26, 2024, the Board held a regularly scheduled meeting by videoconference, which was also attended by Company management and representatives of the Company’s then financial advisor and legal counsel. At this meeting, the Board discussed with Company management and representatives of such financial advisor an overview of a potential financing via a private investment in the Company’s stock (“PIPE financing”) and the results of the Company’s recent outreach to parties who could be interested in a potential strategic transaction with the Company, noting that there were six potential counterparties, including Party C and Party G and others who had either begun engaging with the Company prior to December 2023 or at the 2024 J.P. Morgan Healthcare Conference, each of whom expressed interest and with whom the Company continued to engage, including by providing them with Company information for due diligence. Representatives of the financial advisor also discussed with the Board considerations relating to a potential strategic transaction, including the advantages and disadvantages of launching a formal sales process, the potential effect that a PIPE financing may have on any future business combination transaction and the timing of any such transaction. At this meeting, the Board approved and authorized Company management to negotiate the sale to one or more purchasers of Shares in an aggregate offering of Shares with value up to $100 million at a price to be determined by the Board.

On February 28, 2024, the Company announced that the FDA had accepted the filing of its New Drug Application for govorestat for the treatment of Classic Galactosemia (the “Govorestat NDA”) and granted

“priority review” status, with the FDA assigning a Prescription Drug User Free Act (“PDUFA”) target action date of August 28, 2024.

From March to October 2024, the Company continued to engage with potential counterparties, including Party C, Party D and Party G and held various meetings and enabled such parties’ due diligence undertakings primarily related to the Company’s govorestat program. The Company did not receive any proposals during this time and certain of such potential counterparties indicated that they were waiting for the FDA’s pending response to the Govorestat NDA.

On March 21, 2024, the Board held a regularly scheduled meeting by videoconference, which was also attended by Company management and representatives of the Company’s then legal counsel. At this meeting, the Board and Company management considered the merits of launching a formal sales process as compared to continuing to operate in accordance with its stand-alone plan and to consider interest from potential counterparties as and when received. Company management also provided the Board with an update on the Company’s budget which indicated that the Company’s then current cash runway extended through 2024, which would result in the removal of the Company’s existing going concern qualification.

On June 27, 2024, the Board held a regularly scheduled meeting by videoconference, which was also attended by Company management and representatives of then legal counsel to the Company. At this meeting, Company management provided an update on the Company’s business development and partnership activities and discussed the various stages of engagement of potential counterparties. Company management also provided an update on the Company’s budget, including that the Company’s then current cash runway extended through the end of 2025.

In November 2024, Company management met with several parties who could be interested in a potential transaction with the Company at the 2024 Jefferies Global Healthcare Conference in London, including management of Party G and a financial advisor engaged by Party C. However, the FDA’s pending response to the Govorestat NDA continued to deter interest in a potential transaction with the Company at that time.

On November 27, 2024, the Company announced that the FDA issued a Complete Response Letter (the “Complete Response Letter”) for the Govorestat NDA, indicating that the FDA completed its review of the application and determined that it is unable to approve the Govorestat NDA in its current form, citing deficiencies in the clinical application. The Company reported that it was reviewing the feedback from the FDA and planned to immediately request a meeting to discuss the requirements for a potential resubmission of the Govorestat NDA or to appeal the decision along with appropriate next steps. The Company also announced that govorestat was being developed for the treatment of Sorbitol Dehydrogenase (SORD) Deficiency, for which the Company expected to submit a New Drug Application early in the first quarter of 2025. On the same day, the FDA also issued a warning letter to the Company (the “Warning Letter”) and to a clinical investigator related to the Phase 2/3, ACTION-Galactosemia Kids study. Following receipt of the Complete Response Letter, the Company withdrew a pending Marketing Authorization Application to the European Medicines Agency for govorestat for the treatment of Classic Galactosemia. Following the November 27, 2024 announcement, the Company’s stock price fell from a closing price per Share of $8.57 on November 27 to a closing price per Share of $2.03 on November 29. The Company’s stock price has not traded higher than $1.50 per Share since November 29.

On December 1, 2024, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of then legal counsel to the Company. At this meeting, the Board and Company management discussed the Complete Response Letter and the Warning Letter, the Company’s potential responses to the Complete Response Letter and the need to conduct a new clinical study in order to resubmit its NDA. The Board and Company management also discussed the Company’s strategic priorities following the receipt of the Complete Response Letter, including the need to revise the Company’s budget to extend the Company’s cash runway, prioritizing the Sorbitol Dehydrogenase (SORD) Deficiency program, exploring a potential appeal of the Complete Response Letter, continuing to explore potential business combination opportunities and exploring potential management and staff changes.

On December 8, 2024, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of then legal counsel to the Company. At this meeting, the Board, Company management and representatives of legal counsel, who were engaged as regulatory counsel to the Company in connection with the Company’s response to the Complete Response Letter, engaged in extensive discussion regarding the process with the FDA and related strategy considerations. The Board and Company management also discussed the effect the FDA letters may have on interest from potential business combination counterparties and Company management provided an update to the Board on the November meeting with advisors to Party C, including that Party C remained interested in potential transaction with the Company.

On December 17, 2024, a putative class action lawsuit was filed against the Company and certain of the Company’s then current and former director and officers, including Shoshana Shendelman, the Company’s then Chief Executive Officer, in the United States District Court for the Southern District of New York, alleging, among other things, securities fraud. This lawsuit was subsequently consolidated by the court on March 11, 2025 with a separate putative class action lawsuit and remains pending.

On December 19, 2024, Ms. Shendelman resigned from her roles as President, Chief Executive Officer and Secretary of the Company and as a member of the Board. On the same day, the Board appointed (i) John Johnson as Executive Chairman of the Company and Chair of the Board and (ii) Les Funtleyder, the Company’s Chief Financial Officer at the time, as Interim Chief Executive Officer.

Beginning in January 2025, at the direction of the Board, Mr. Chinoporos met with several third parties, including Party C and biopharmaceutical company who we refer to as “Party H,” regarding its interest in either a potential partnership to develop and commercialize govorestat or a potential acquisition of the Company. Company management communicated to these parties that the Company was in the process of executing on a turnaround strategy that would focus on the Sorbitol Dehydrogenase (SORD) Deficiency program, while working on diagnosing the issues that occurred with the Govorestat NDA that led to the Complete Response Letter and the Warning Letter with the goal of eventually refiling with the FDA.

At the 2025 J.P. Morgan Healthcare Conference in San Francisco, California on January 14, 2025, Mr. Chinoporos met with a representative of Party C. Company management initiated this meeting to reengage in discussions with Party C. Party C’s discussion focused on the timeline for the Company’s Sorbitol Dehydrogenase (SORD) Deficiency program and the status of the recent class action lawsuits filed against the Company.

Also at the 2025 J.P. Morgan Healthcare Conference, Company management met with management of Party H, who had remained in contact with Company management since the parties initially entered into a confidentiality agreement in August 2022, which had expired in August 2024. Party H’s discussion focused on the timeline for the Company’s SORD Deficiency program. Following the meeting, the parties entered into a new confidentiality agreement on January 14, 2025, which did not contain a standstill, and the Company thereafter granted Party H access to a virtual data room. Company management and management of Party H continued discussions until May 2025, but Party H did not ultimately pursue a potential transaction with the Company.

On January 29, 2025, a biotechnology investment firm introduced James Harrison, the Chief Executive Officer of Cycle, to Les Funtleyder, the Interim Chief Executive Officer and Chief Financial Officer of the Company, by email. Thereafter, Mr. Harrison contacted Mr. Funtleyder to introduce himself and Cycle, but no substantive discussion occurred.

On January 31, 2025, a shareholder derivative action was filed in the United States District Court for the Southern District of New York against certain of the Company’s then current and former officers and directors, which was based substantially on the same facts alleged in December 17 putative class action lawsuit.

On February 18, 2025, the Board held a regularly scheduled meeting by videoconference, which was also attended by Company management and representatives of then legal counsel to the Company. Company management presented to the Board a proposed budget for 2025 which was ultimately approved by the Board, noting that the Company’s expenditures exceeded its budget in 2024. The Board and Company management discussed the Company’s cash position and anticipated cash runway, and Company management noted the potential need to raise funds in 2025, subject to changes to the Company’s capital requirements and its plans with respect to the Galactosemia and SORD programs. The Board and Company management also discussed the Company’s auditor’s going concern qualification to its audit opinion.

On April 14, 2025, the Company reported financial results for the fourth quarter and full year ended December 31, 2024. The Company reported that it continued to evaluate its response to the FDA’s CRL, continued to examine the ongoing govorestat development program for the potential treatment of SORD Deficiency and continued to work with the FDA on the data needed to support an appropriate regulatory pathway, including for SORD Deficiency.

On May 7, 2025, the Company and a biopharmaceutical company, who we refer to as “Party F” entered into a confidentiality agreement, which agreement required that confidential information shared under the agreement only be used in connection with a possible negotiated transaction and did not contain a standstill. The Company’s former Executive Chairman and Chair of the Board indicated to Company management that Party F was interested in exploring a financing transaction, which led to various discussions between managements of the Company and Party F. The Company facilitated Party F’s due diligence, including granting Party F access to a virtual data room.

On June 30, 2025, the Board held a regularly scheduled meeting by videoconference, which was also attended by Company management, representatives of then legal counsel to the Company, and representatives of a financial advisor. At this meeting, the Board and Company management discussed, among other things, performance against the Company’s budget for 2025, the Company’s cash runway, and potential financing considerations. Representatives of the financial advisor provided the Board with an overview of potential strategic and financial alternatives for the Board’s consideration.

In July 2025, Mr. Chinoporos contacted management of a biopharmaceutical company who we refer to as “Party G,” who had previously entered into a confidentiality agreement with the Company in July 2023, to inform them that the Company was granted a meeting with the FDA in September 2023 for the Company’s SORD Deficiency program. Management of Party G expressed an interest in learning more, and, on July 28, 2025, the parties entered into an amendment to the existing confidentiality agreement to extend the term of the agreement for an additional four years, which agreement did not contain a standstill. The parties continued discussions through October 2025, but Party G did not ultimately pursue a transaction with the Company.

Following an introduction of Mr. Harrison to Mr. Chinoporos by a financial advisor, on July 30, 2025, Mr. Chinoporos and Mr. Harrison held a call during which Mr. Harrison expressed interest in learning more about the Company’s govorestat data, and Mr. Harrison presented on the capabilities of Cycle. The parties agreed to continue discussions regarding a possible transaction.

In August 2025, Mr. Chinoporos contacted management of a pharmaceutical company, who we refer to as “Party D,” who had previously entered into a confidentiality agreement with the Company in September 2023, also to inform them that the Company was granted a meeting with the FDA in September 2023 for the Company’s SORD Deficiency program. On August 27, 2025, the Company and Party D entered into an extension to the existing confidentiality agreement, which agreement did not contain a standstill. Party D did not ultimately pursue a transaction with the Company.

On September 22, 2025, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of then legal counsel to the Company. At this meeting, the Board discussed potentially retaining a financial advisor to assist the Board in a review of strategic alternatives.

On September 29, 2025, the Company announced that it completed a meeting with the FDA in the third quarter of 2025 to discuss the potential NDA submission for govorestat for the treatment of Charcot-Marie-Tooth SORD Deficiency. The Company also reported that it was awaiting receipt of official meeting minutes from the FDA regarding the Govorestat NDA before determining next steps regarding a potential submission strategy for regulatory approval.

On October 29, 2025, Mr. Chinoporos contacted Mr. Harrison to follow up on the July discussion and suggested that the parties enter into a confidentiality agreement to enable Cycle to conduct due diligence on the Company. On October 30, 2025, the Company and Cycle entered into a confidentiality agreement, which agreement required that confidential information shared under the agreement only be used in connection with a possible negotiated transaction and contained a standstill that permits Cycle to make confidential proposals at any time to the Board or the Company’s Chief Executive Officer.

Thereafter on November 4, 2025, Mr. Chinoporos met with Mr. Harrison to discuss the status of govorestat. Mr. Harrison expressed interest in reviewing regulatory documentation before proceeding with a management presentation and also asked about the timing of the Company’s upcoming earnings for the period ended September 30, 2025.

On November 7, 2025, the Company granted representatives of Cycle access to a virtual data room to facilitate its due diligence investigation in connection with a potential strategic transaction involving the Company.

Mr. Chinoporos and representatives of a biopharmaceutical company, who we refer to as “Party E,” held calls on November 4 and November 10, 2025 to discuss the Company’s CMT-SORD program and related trials and Party E’s interest in a potential acquisition of the Company. Mr. Chinoporos conveyed, on behalf of the Board, the Board’s indication that the Board would consider a potential acquisition transaction, including a transaction with contingent value rights (“CVRs”).

In November 2025, Dale Hooks, the Chief Commercial Officer of the Company, introduced the Company to a biopharmaceutical company, who we refer to as “Party A”. Discussions between the Company and Party A regarding a potential transaction followed, and, on November 11, 2025, the parties entered into a confidentiality agreement, which agreement did not contain a standstill.

On November 13, 2025, the Company reported financial results for the quarter ended September 30, 2025, and reported that the Company had a stockholders’ deficit, its total liabilities exceeded its total assets, it had limited cash and cash equivalents and no established ongoing source of revenues sufficient to cover the Company’s ongoing operating expenses. The Company also reported that the Company received official meeting minutes from the Type C meeting with the FDA, held in the third quarter of 2025, regarding govorestat for CMT-SORD, and that the Company had been granted a meeting with the FDA to align on the regulatory path forward for the Govorestat NDA, which was expected to be held in the fourth quarter of 2025.

Also on November 13, 2025, Mr. Chinoporos held a call with the financial advisor to Party C. Party C’s financial advisor indicated Party C’s potential interest in either (i) an equity investment with a partnership to co-develop and commercialize the Company’s drug candidates or (ii) an acquisition of the Company. Party C’s financial advisor did not express a proposed valuation of the Company or make a formal proposal to acquire the

Company. Party C’s financial advisor indicated that Party C had a meeting of its board of directors on November 20, 2025, and would thereafter provide an update to the Company.

On November 14, 2025, Mr. Chinoporos held a call with Mr. Harrison. During this call, Mr. Harrison indicated that it had advanced its analysis of the Company, requested additional information from the Company, and described its interest in either a license related to govorestat or a potential acquisition of the Company. At this meeting, Mr. Harrison did not express a proposed valuation of the Company or make a formal proposal to acquire the Company.

On November 16, 2025, Party E withdrew from discussions regarding a potential transaction with the Company, citing the FDA’s feedback on the Company’s programs and the path to approval.

On November 17, 2025, management of the Company and representatives of Cycle held calls to discuss financial diligence and the Company’s decision to accept the FDA’s preliminary minutes for the anticipated Type B meeting regarding the Govorestat NDA in lieu of proceeding with the meeting.

On November 18, 2025, the Board, acting by unanimous written consent, approved a reduction in force (the “RIF”) to be effective on or about December 19, 2025, and authorized Company management to, among other things, implement the RIF.

On November 19, 2025, Mr. Chinoporos and Mr. Harrison held another call to further discuss the Company’s decision to forgo the Type B meeting with the FDA. At this meeting, Mr. Harrison indicated that in any acquisition proposal submitted by Cycle, Cycle would not be able to offer a premium to the current market price and that the upfront consideration plus the value of any CVR would not exceed $0.30 per Share. Mr. Harrison also indicated that in any proposal, the upfront consideration payable at the closing of a potential strategic transaction would be less than the potential payments under CVRs. Mr. Harrison indicated a willingness to move quickly to complete due diligence and sign definitive transaction documents after Cycle’s submission of a proposal to the Company.

Also on November 19, 2025, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of then legal counsel to the Company. At this meeting, Company management provided an update on the Company’s evaluation and exploration of potential strategic alternatives available to the Company, including the Company’s recent discussion with Cycle and the status of discussions with other potential counterparties. Following this meeting, the Compensation Committee of the Board also met, with representatives of then legal counsel also in attendance, and considered retention awards to be granted on or about the effective time of the RIF in December 2025 to Company employees not impacted by the RIF.

On November 20, 2025, during a call between Mr. Chinoporos and Mr. Harrison, Mr. Chinoporos indicated that the Company would be issuing a press release that day announcing, among other things, the Board’s mandate to pursue strategic alternatives, a reduction in force, and an update regarding the FDA’s preliminary minutes. On this call, Mr. Harrison confirmed that Cycle intended to submit a non-binding proposal to acquire the Company.

Later on November 20, 2025, the Company publicly announced, among other things, that (i) the Board intended to evaluate a broad range of opportunities to maximize shareholder value, (ii) in connection with the evaluation of strategic alternatives, the Company was reducing its workforce by approximately 46% and undertaking other cost-containment and cash conservation measures, and (iii) the Company accepted written feedback from the FDA in connection with its previously planned meeting on the body of govorestat data submitted by the Company for galactosemia.

Also on November 20, 2025, Cycle submitted a non-binding offer letter (the “November 20 Cycle Proposal”), which provided for an acquisition of 100% of the issued and outstanding capital stock of the Company for aggregate upfront consideration of approximately $15.1 million in cash (which Cycle indicated

represented approximately $0.10/share) plus a CVR per share that would represent the right to receive (i) approximately $30.3 million (which Cycle indicated represented approximately $0.20/share) upon the receipt from the FDA of approval of a NDA for govorestat and (ii) approximately $45.4 million (which Cycle indicated represented approximately $0.30/share) upon the first time that net sales of govorestat equaled or exceeded $200 million in a calendar year. The November 20 Cycle Proposal did not contemplate that Cycle would provide a bridge loan to fund the Company’s ongoing operations prior to a closing, and it expressly assumed that the Company’s net cash at the closing of a transaction would be at least $500,000. The November 20 Cycle Proposal also stated that Cycle would target announcing a transaction by December 8, 2025.

Later on November 20, 2025, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of then legal counsel to the Company. At this meeting, the Board and Company management reviewed the material terms of the November 20 Cycle Proposal, and the Board directed and authorized Company management to seek to engage a financial advisor in connection with the Company’s review and evaluation of possible strategic transactions and negotiate the terms of an engagement letter with such financial advisor, with the final terms subject to approval by the Board. Given the Company’s cash position, the Board discussed the need to prioritize proposals that maximize shareholder value on an expedited timeline and that minimize conditionality to closing. The Board also determined that a minimum cash condition was unacceptable, that the Company would require a working capital facility to fund operations prior to closing and that additional CVR milestones for indication approval should be included. The Board authorized and directed Company management to provide the Board’s feedback to Cycle.

Also on November 20, 2025, Mr. Chinoporos contacted management of Party C and representatives of its financial advisor to discuss the Company’s recent press release and explain to Party C that the Board received a non-binding proposal to acquire the Company and urging Party C that it submit a proposal for the Board’s consideration ahead of an upcoming Board meeting on November 23, 2025.

On November 21, 2025, Mr. Chinoporos contacted Mr. Harrison to provide the Board’s feedback on the November 20 Cycle Proposal, including, for the first time, that the Company would not be able to maintain operations during the interim period of a potential strategic transaction with Cycle without a working capital facility to fund operations prior to closing.

On November 23, 2025, Cycle submitted an updated non-binding proposal (the “November 23 Cycle Proposal”) to the Company’s Interim Chief Executive Officer and the Board, which provided for aggregate upfront consideration of approximately $15.4 million in cash (which Cycle indicated represented approximately $0.10/share) plus a CVR per share that would represent the right to receive (i) approximately $15.4 million (which Cycle indicated represented approximately $0.10/share) upon receipt from the FDA of approval of a NDA for govorestat for the Classic Galactosemia indication, (ii) approximately $15.4 million (which Cycle indicated represented approximately $0.10/share) upon receipt from the FDA of approval of a NDA for govorestat for the CMT-SORD indication, and (iii) approximately $30.9 million (which Cycle indicated represented approximately $0.20/share) upon the first time that net sales of govorestat equaled or exceeded $200 million in a calendar year. The November 21 Cycle Proposal also was updated to provide for a working capital facility of up to $7.5 million secured by all of the Company’s intellectual property. The November 23 Cycle Proposal expressly assumed that the Company’s net cash at the closing of a transaction would be at least $500,000. Company management noted that that $7.5 million loan amount was based on information provided to Cycle by Company management regarding the Company’s estimated accounts payable during the estimated interim period of a proposed acquisition via tender offer.

Later on November 23, 2025, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Ropes & Gray, legal counsel to the Company. At this meeting, Company management provided an update on recent interactions with Party A, Cycle, and Party C, and noted that neither Party D nor Party E intended to make a proposal to acquire the Company, and that Party F did not intend to make a financing proposal. The Board reviewed and discussed the November 23 Cycle Proposal with

Company management and representatives of Ropes & Gray. The Board also discussed an evaluation of potential alternatives, including filing for bankruptcy, with the directors noting that almost any successful sale outside of bankruptcy would be expected to yield a more favorable outcome for the Company and its stockholders than declaring bankruptcy or ceasing operations outside of bankruptcy. Company management noted for the Board the limited financing options available to the Company, noting that financing may be available to bridge to signing of a transaction but that any such financing would be expensive and complicate discussions with potential counterparties to a transaction. The Board further discussed a draft engagement letter received from a financial advisor, noting that the Board had yet to decide on whether to engage such financial advisor. After discussion, the Board authorized Company management to continue negotiating terms with Cycle, and the Board authorized Company management to send Cycle a draft merger agreement and CVR agreement in order to accommodate Cycle’s stated target announcement of December 8 should an agreement on terms be reached between the parties.

Also on November 23, 2025, Party D communicated to Mr. Chinoporos that Party D was withdrawing from discussions.

On the morning of November 24, 2025, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Ropes & Gray. At this meeting, the Board authorized management to send a counterproposal (the “November 24 Counterproposal”) to Cycle on the following terms: aggregate consideration of approximately $14.4 million in cash (expressed as $0.093/share) plus a CVR per share that would represent the right to receive (i) approximately $15.4 million (expressed as $0.10/share) upon the receipt from the FDA of approval of a NDA for govorestat for the Classic Glactosemia indication (“Milestone 1”), (ii) approximately $15.4 million (expressed as $0.10/share) upon receipt from the FDA for govorestat for the CMT-SORD indication (“Milestone 2”), (iii) approximately $30.9 million (expressed as $0.20/share) upon the first time that net sales of govorestat is equal to or exceeds $200 million in a calendar year (“Milestone 3”), and (iv) the holder’s pro rata share of any cash of the Company in excess of $500,000 at the effective time of a transaction, along with an unsecured working capital facility of up to $8.5 million, shifting $1 million of upfront consideration to increase the size of the working capital facility to facilitate closing certainty. The Board also discussed its resistance to any exclusivity with Cycle and the Board’s concern with the contemplated security interest in the intellectual property of the Company. Company management also updated the Board on recent discussions with Aquilo Partners about an engagement to potentially provide a fairness opinion in connection with a potential transaction.

Also on the morning of November 24, 2025, Mr. Chinoporos held a call with Mr. Harrison and communicated the feedback from the Board, including with respect to timing, exclusivity, and the need for the working capital facility to be unsecured. Following the call, Mr. Chinoporos sent Mr. Harrison the draft merger agreement and draft CVR agreement. The draft merger agreement provided for, among other things, (i) a termination fee of 2.5% of the upfront transaction consideration, (ii) customary fiduciary out provisions, and (iii) customary conditions to closing. The draft CVR agreement provided for, among other things, three milestone payments with no outside date for the achievement of any of the milestones.

Also on November 24, 2025, representatives of Party C’s financial advisor contacted Mr. Chinoporos to confirm that Party C would continue to engage in due diligence but that Party C would not submit a proposal before such due diligence was completed.

On November 25, 2025, Cycle submitted an updated non-binding offer letter reflecting the terms of the November 24 Counterproposal. Later that day, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Ropes & Gray. At this meeting, Company management presented to the Board on the status of discussions with third parties, including Cycle, Party C, Party D, and Party G. Also at this meeting, the Board authorized management to countersign the November 24 Counterproposal with Cycle. The Board also discussed engaging a financial advisor to provide a fairness opinion on a potential transaction, if reached, and the Board determined, after considering several potential financial advisors, to engage Aquilo Partners to deliver a fairness opinion on a potential transaction. Following the meeting, a member of management of the Company countersigned the November 24 Counterproposal, and a member of management executed the engagement letter with Aquilo Partners.

On November 26, 2025, the Company and Party B entered into a confidentiality agreement, which agreement required that confidential information shared under the agreement only be used in connection with a possible negotiated transaction and contained a standstill with customary fall-away rights to permit Party B to make confidential proposals at any time to the Board or the Company’s Chief Executive Officer. The parties engaged in discussions regarding a potential transaction, and the Company granted Party B access to a virtual data room.

On December 1, 2025, representatives of Party E contacted Mr. Chinoporos to reengage in due diligence, citing renewed interest in the Company’s PMM2 indication. Company management restored virtual data room access for Party E and urged Party E to move quickly if they were interested in submitting a proposal for the Board’s consideration.

On December 1, 2025, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Ropes & Gray. At this meeting, the Board discussed with Company management and representatives of Ropes & Gray the Company’s recent interactions with potential counterparties, including Cycle and Party E, and also discussed the need for the Company to consider other alternatives that may be available the Company should a transaction not occur in the near term, including a potential sale pursuant to Section 363 of the U.S. Bankruptcy Code or a filing under Chapter 7 or Chapter 11 of the U.S. Bankruptcy Code. The Board discussed the complexity of a potential sale in bankruptcy and how negotiating control rights to a single compound for different indications with different counterparties would involve complications necessitating a timeline inconsistent with the Company’s cash runway. The Board also discussed that it was unlikely that Company stockholders would receive any proceeds in a wind down or liquidation of the Company, and as a result, a sale of the Company in the near term remained the preferred path.

On December 2, 2025, representatives of Goodwin Procter (“Goodwin”), counsel to Cycle, sent representatives of Ropes & Gray revised drafts of the merger agreement and CVR agreement. The revised draft merger agreement provided for, among other things, (i) a termination fee of 6% of the total transaction consideration including the full value of the CVR milestones, (ii) revisions to the fiduciary out provisions that limited the Board’s ability to accept a topping bid, and (iii) additional conditions to closing. The revised draft CVR agreement provided for, among other things, a seven-year outside date for the achievement of any of the milestones and revisions that would have the effect of reducing how net sales would be calculated for purposes of Milestone 3.

On December 3, 2025, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Ropes & Gray. At this meeting, the Board discussed with management and representatives of Ropes & Gray the Company’s proposed long-range plan, an update on the strategic alternative process, and Cycle’s revisions to the definitive transaction documents. The Board approved the Company’s long-range plan presented at the meeting as the projections to be provided to Aquilo Partners for use in its financial analyses (referred to as the “Company Projections” in the section of this Schedule 14D-9 entitled “—Certain Financial Projections”). Company management reported to the Board that Party E was active in due diligence and had indicated to management that it expected to provide the Company with an update on its potential interest in a transaction soon, that Party A withdrew from discussions, and that Party H had ceased activity in the virtual data room. Representatives of Ropes & Gray summarized Cycle’s proposed revisions to the merger agreement, including, among others, the increase of the termination fee, the revisions to the fiduciary out, and the additional closing conditions. The Board reiterated the strong preference for deal certainty and for preserving the practical ability for another party to submit a topping bid. The Board also discussed requesting that Cycle add an additional milestone payment tied to the receipt of a Rare Pediatric Priority Review Voucher under the FDA’s Rare Pediatric Priority Review Voucher program (the “PRV Milestone”). After further discussion, the Board instructed Company management and representatives of Ropes & Gray to proceed with negotiations with Cycle accordingly.

Also on December 3, 2025, representatives of Goodwin sent representatives of Ropes & Gray a draft term sheet for a bridge loan credit facility, which contemplated that the loan would be secured by the intellectual property of the Company, bear interest at 24% per annum and provided for broad events of default after which the Company would be obligated to repay all amounts outstanding and accrued interest thereunder.

Later on December 3, 2025, Mr. Chinoporos communicated the Board’s feedback on the revised draft merger agreement to Mr. Harrison via telephone, emphasizing the Board’s focus on value, timing, closing certainty, the amount of the Company termination fee, and the ability of the Company to accept a superior proposal, if received. Company management confirmed that while the Company was working towards a December 8 announcement, if an acquisition agreement was not then signed, the Company would need to pursue a wind down or other similar alternatives ahead of the Company’s next scheduled payroll date on December 15, 2025. Company management also proposed the PRV Milestone, which Cycle declined to consider.

Also on December 3, 2025, Mr. Chinoporos contacted Party C’s financial advisor to again urge Party C to submit a proposal as soon as possible and ahead of the Board’s next meeting on December 7, 2025. Mr. Chinoporos disclosed that the Company had another proposal that it would likely move forward with on the timeline outlined in the absence of a more attractive proposal. Mr. Chinoporos also contacted representatives of Party E on December 3, 2025, to provide the same message.

On December 3, 2025, Party B withdrew from discussions, citing its focus on commercial stage assets.

On December 4, 2025, Mr. Chinoporos sent drafts of the merger agreement and CVR agreement, in each case, in substantially the same form as the initial draft provided to Cycle, to each of Party C and Party E with a request that they provide any required revisions to the draft agreements together with their financial proposals. Both parties acknowledged receipt of the draft agreements and later communicated to Mr. Chinoporos that they would not be able to submit revised drafts on the Company’s proposed timeline.

Late on December 4, 2025, representatives of Ropes & Gray sent representatives of Goodwin revised drafts of the merger agreement, CVR agreement, and working capital facility term sheet. The revised draft merger agreement provided for a termination fee of 2.5% of the upfront transaction equity value. The revised draft working capital facility term sheet provided for an unsecured loan and narrowed the events that would result in a default. The revised draft CVR agreement provided for (i) the first milestone and second milestone to terminate on the eighth (8th) anniversary of the closing, (ii) certain changes to the definition of “Net Sales” to achieve the third milestone, and (iii) termination of the CVR agreement to occur on the earliest of payment of the last milestone payment amount, joint written notice by Parent and the holders and the tenth (10th) anniversary of the closing.

On the morning of December 5, 2025, Mr. Harrison contacted Mr. Chinoporos to provide initial feedback on the revised transaction agreements, including that Cycle would not agree to a termination fee in the range proposed by the Company, and otherwise indicating that Cycle was nearing its best and final positions on all of the transaction agreements.

Also on December 5, 2025, Party E submitted a non-binding proposal, which provided for the acquisition of 100% of the outstanding capital stock of the Company for aggregate cash consideration of $20 million, with a secured working capital facility of up to $8 million (the “Party E Proposal”). Following receipt of the Party E Proposal, and ahead of the scheduled meeting of the Board, Mr. Chinoporos contacted Party E to confirm the terms of the Party E Proposal. In that conversation, Party E indicated that they would need approximately six-to-eight weeks to complete due diligence prior to entering into a definitive agreement with the Company, during which time the Company would not have access to the necessary working capital facility to fund its ongoing operations. Party E also indicated that it viewed the $20 million cash consideration plus the $8 million facility as the maximum amount that it would pay to acquire the Company, so that any additional working capital needs (including any amounts required prior to a signing of a definitive agreement) would reduce the proceeds payable to Company shareholders. Mr. Chinoporos responded that the Company was in negotiations with another bidder and working towards an announcement as early as the week of December 7 and urged Party E to accelerate its remaining diligence on that timeline.

Later on December 5, 2025, the Board held a special meeting by videoconference, which was attended by Company management and representatives of Ropes & Gray and Aquilo Partners. At this meeting, Company management presented the Party E Proposal and briefed the Board on the subsequent discussion with Party E in which Party E indicated that it could not enter into a binding agreement until it had satisfactorily completed its diligence, which would likely take six to eight weeks and that $28 million (inclusive of the working capital facility) was the maximum amount that it would pay to acquire the Company’s shares and fund ongoing operations. The Board compared the Party E Proposal to the terms of the transaction under negotiation with Cycle, including the estimated present value of the CVR payments under the Cycle proposal, as estimated by Company management (referred to as the “CVR Estimate” in the section of this Schedule 14D-9 entitled “—CVR Estimate”), and the Board determined that based on the uncertainty that Party E would ever satisfactorily complete its due diligence, its extended timeline to signing and the Company’s inability to fund operations during that time, and the Company’s need to make a decision with respect to a sale transaction or a wind-down or liquidation in the near term, that the speed and certainty of the Cycle proposal made it more favorable than the Party E Proposal and that the Company should prioritize the ongoing negotiations with Cycle but continue to urge Party E to accelerate its diligence. The Board also discussed the need, as a result of the Party E Proposal and continued interest of Party C and Party E to negotiate the Company termination fee payable to accept a topping bid in a transaction with Cycle to a lower amount. The Board also discussed the terms of the draft merger agreement, including the termination fee, treatment of indebtedness, and process to consider and accept a topping bid, and discussed the need for the working capital facility to be unsecured. The Board and Company management also discussed the need for the Company to act quickly to address the Company’s quickly dwindling cash position in the event a transaction was not reached in the near term, including discussing liquidation scenarios and certain accounts payables and receivables.

Also at the December 5 meeting of the Board, representatives of Aquilo Partners presented the Board with Aquilo Partners’ relationships disclosure with respect to the Company and Cycle, and representatives of Aquilo Partners presented its preliminary financial analyses regarding the potential transaction, highlighting that in a wind-down or liquidation scenario, based on the best then-available estimates and judgments of Company management as set forth in the liquidation analysis prepared by Company management (referred to as the “Liquidation Analysis” in the section of this Schedule 14D-9 entitled “—Liquidation Analysis”), there would be no proceeds left for payments to the Company’s stockholders in a wind down or liquidation of the Company and, as a result, a sale transaction in which the Company’s stockholders would receive any proceeds would be more favorable than a wind-down or liquidation scenario.

Later on December 5, 2025, representatives of each of Ropes & Gray and Goodwin held a call to discuss the revised drafts of the merger agreement and CVR agreement sent by Ropes & Gray to Goodwin on December 4, 2025. Representatives of Goodwin noted that the amount of the termination fee, the contractual covenants relating to post-closing commitments to employees, and added flexibility of the Company to use cash during the pre-closing period were key commercial issues for Cycle.

On December 6, 2025, Mr. Chinoporos contacted representatives of Party C’s financial advisor and management of Party C to indicate that the Company was likely to announce entry into an acquisition transaction with another party during the week of December 7, 2025 and to urge Party C to present a proposal to the Company. Representatives of Party C indicated that it was not possible for Party C to complete diligence and submit draft transaction documents on that timeline, but that Party C would continue to do its work and would consider its options after an announcement was made.

Also on December 6, 2025, Party E requested additional clinical-related data, which the Company provided. Party E confirmed that they would not be able to improve their bid but would continue their diligence review.

Also on December 6, 2025, representatives of Ropes & Gray shared the proposed draft unsecured promissory note with representatives of Goodwin.

Also on December 6, 2025, representatives of Goodwin contacted representatives of Ropes & Gray to communicate that Cycle was revising the draft transaction documents and would be sharing drafts after an upcoming Cycle board meeting that was prepared with the intent of enabling the parties to determine whether a deal could be reached. Representatives of Goodwin indicated that the revised transaction documents would reflect a lower proposed termination fee calculated on the basis of the upfront consideration plus the value of indebtedness under the promissory note, that Cycle would not be willing to agree to covenants with respect to continuation of benefits to continuing employees, would require additional protection that cash used during the period between the signing and closing of a proposed transaction would not be used to make extraordinary payments to employees, and would insert a cap on the proposed post-closing cash adjustment under the CVR Agreement of $1 million to match the decrease in the upfront consideration when the working capital facility was increased from $7.5 million to $8.5 million. In this conversation, representatives of Goodwin indicated that as a result of the timing of the Cycle board meeting, they would not expect to be in a position to execute definitive transaction documents on December 8, 2025 as proposed.

On December 7, 2025, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of Ropes & Gray. At this meeting, the Board, Company management and representatives of Ropes & Gray discussed recent interactions with representatives of Cycle and Goodwin as well as the status of discussions with Party C and Party E.

On December 8, 2025, Mr. Chinoporos and Mr. Harrison held meetings to discuss diligence matters, and Mr. Harrison indicated that the Cycle board was meeting on December 9, 2025 to approve a final proposed form of merger agreement. Mr. Harrison communicated that Cycle was prepared to move on from negotiations if the Company did not agree to the terms reflected in the forthcoming revised drafts.

Also on December 8, 2025, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of Ropes & Gray. At this meeting, the Board, Company management and representatives of Ropes & Gray discussed the recent discussions with representatives of Cycle, Party C, and Party E.

On the morning of December 9, 2025, Mr. Harrison sent Mr. Chinoporos revised drafts of all definitive transaction documents. The revised draft merger agreement from Cycle provided for, among other things, a termination fee equal to 4.5% of the upfront transaction consideration plus 4.5% of the indebtedness under the working capital facility. The revised draft promissory note provided that the facility would be unsecured, consistent with the feedback that Cycle received from the Company.

On December 9, 2025, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of Ropes & Gray and representatives of Aquilo Partners. Representatives of Ropes & Gray provided the Board with an update on the revised terms of the definitive transaction documents proposed by Cycle, including the updated termination fee proposal. The Board instructed representatives of Ropes & Gray to deliver revised draft definitive transaction documents back to representatives of Goodwin in accordance with the terms discussed by the Board and management at the meeting, including a revised termination fee proposal of 3.5% of the upfront consideration plus amounts outstanding under the promissory note at the time of termination. Following this meeting, the Compensation Committee of the Board also met, with representatives of Ropes & Gray in attendance, and discussed the terms of the existing compensation of the executive officers of the Company, including their respective change of control and severance compensation.

Later in the day on December 9, 2025, representatives of Ropes & Gray sent representatives of Goodwin revised drafts of the merger agreement, CVR agreement and promissory note. The revised draft merger agreement provided for, among other things, a termination fee equal to 3.5% of the upfront transaction equity value plus 3.5% of any outstanding indebtedness under the promissory note as of the date of termination of the merger agreement.

On December 10, 2025, representatives of Goodwin contacted representatives of Ropes & Gray to provide Cycle’s feedback on the revised transaction drafts and communicated that the positions to be included in Cycle’s markups will reflect Cycle’s “best and final” proposals and that Cycle is unwilling to negotiate the transaction documents further. Representatives of Goodwin communicated, among other things, that Cycle would agree to calculate the termination fee based on the upfront consideration and outstanding indebtedness under the promissory note as of the date of termination of the merger agreement but would not agree to a termination fee of less than 4.5% of such amount. In this discussion, representatives of Goodwin also suggested that Cycle was considering reducing the per share upfront consideration as a result of the issuance of certain additional retentive restricted stock units recently disclosed in the Company’s disclosure schedules to the merger agreement. Representatives of Ropes & Gray made clear that the referenced restrictive stock units were reflected in the outstanding capitalization information available to Cycle and, as a result, that a downward adjustment of the upfront consideration was not necessary since they were already factored into the capitalization information on which the November 24 Counterproposal was based.

On December 10, 2025, the Board held a regularly scheduled meeting by videoconference, which was also attended by Company management and representatives of Ropes & Gray. At this meeting, the Board, Company management and representatives of Ropes & Gray discussed the status of negotiations with Cycle and its counsel.

Later on December 10, 2025, representatives of Goodwin sent representatives of Ropes & Gray revised drafts of the merger agreement, CVR agreement and promissory note. The revised draft merger agreement provided for, among other things, a termination fee equal to 4.5% of the upfront transaction equity value plus 4.5% of any outstanding indebtedness under the promissory note as of the date of termination of the merger agreement. Representatives of Goodwin contacted representatives of Ropes & Gray to communicate that if the terms of the revised transaction documents were agreed, Cycle would agree not to adjust the upfront consideration for the additional retentive restricted stock unit grants recently disclosed.

Later on December 10, 2025, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of Ropes & Gray and representatives of Aquilo Partners. At this meeting, representatives of Ropes & Gray updated the board on the revised terms contained in the latest Cycle draft transaction documents. Representatives of Ropes & Gray reviewed the terms of the proposed transaction, including a summary of the terms of the proposed merger agreement, the CVR agreement and the promissory note, noting that each of the agreements was in substantially final form, noting that Cycle had communicated that such terms were its “best and final” package, and that if such terms were agreed, then Cycle would not adjust the upfront consideration to account for the dilution resulting from the retention awards first considered by the Compensation Committee of the Board on November 19, 2025 and to be approved in connection with the transaction. Representatives of Ropes & Gray reviewed with the Board the fiduciary duties of the directors in connection with the consideration of the potential transaction with Cycle. The Board determined to continue negotiations with Cycle and accept the “best and final” terms of the transaction documents that they had proposed, subject to reviewing final definitive transaction agreements.

Overnight on December 11, 2025, representatives of Ropes & Gray sent representatives of Goodwin revised drafts of the merger agreement, CVR agreement and promissory note with incremental revisions intended to put the agreements in final form for execution, subject to approval of the Company’s Board.

During the morning of December 11, 2025, Mr. Harrison contacted Mr. Chinoporos, indicating that Cycle was decreasing the upfront per share consideration from $0.093 to $0.085 per share to account for additional shares issued from the Company’s ATM Agreement since the parties executed the November 24 Counterproposal. Mr. Chinoporos responded that based on his calculations, the per share up front price should move to $0.088 per share, rather than $0.085 and Mr. Harrison agreed to use that figure.

Representatives of Goodwin then sent representatives of Ropes a revised draft of the merger agreement reflecting the adjustment to the per share cash consideration from $0.093 to $0.088 per share of Common Stock.

On the afternoon of December 11, 2025, the Board held a special meeting by videoconference, which was also attended by Company management and representatives of Ropes & Gray and Aquilo Partners. At this meeting the Board, Company management, and representatives of Ropes & Gray and representatives of Aquilo Partners discussed Cycle’s proposed adjustment to the per share cash consideration, acknowledging that Cycle had always framed the upfront consideration in terms of an aggregate amount of $14.4 million and that the prior per share figure of $0.092 had not reflected the recent ATM sales. Also at this meeting, representatives of Ropes & Gray updated the Board on the changes to the proposed definitive transaction agreements since the prior meeting of the Board. At the request of the Board, representatives of Aquilo Partners reviewed Aquilo Partners’ financial analysis of the Company and the Offer Price proposed by Cycle, including the Liquidation Analysis, which indicated that stockholders of the Company would not be entitled to any proceeds in a wind down of the Company. At the conclusion of its analysis, a representative of Aquilo Partners rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated December 11, 2025, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price is fair, from a financial point of view, to the holders of the Shares (other than the Excluded Shares). For a detailed discussion of Aquilo Partners’ opinion, please see below under the caption “—Opinion of Aquilo Partners L.P.”

Following discussion and review of the various presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Board unanimously (i) determined that the Merger Agreement, the Promissory Note and the Contemplated Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement, the Promissory Note and the consummation of the Contemplated Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. See the section captioned “Item 4. The Solicitation or Recommendation — Recommendation of the Board; Reasons for the Recommendation” for further information on the Board’s recommendation and reasons for the recommendation.

After the closing of trading on Nasdaq on December 11, 2025, the parties executed the Merger Agreement and the Promissory Note, and the Company issued a press release announcing the execution of the Merger Agreement and the Promissory Note.

Following the Company’s announcement of the Transactions, Party F and certain other parties have contacted Company management indicating an interest in acquiring the Company. The Company has responded to each party by referring such party to the non-solicitation provisions of the Merger Agreement. As of December 26, 2025, the Company has not received further communications from any such party.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s senior management and its legal and financial advisors. In the course of reaching its determination that the terms of the Merger Agreement, the Promissory Note, and the Transactions, including the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the board of directors of the Company (the “Board”) reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer, the Merger and the Promissory Note, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that Company’s stockholders tender their Shares in response to the Offer:

Reasons in favor of the proposed transactions:

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Attractive Price Relative to Risk of Bankruptcy. The Board determined that the Offer Price is more favorable to the Company’s stockholders than the value expected to result from other alternatives currently available to the Company in light of the Company’s challenged financial position, with this assessment informed by the Board’s familiarity with the Company’s business, operations, prospects, assets, and liabilities, including substantial doubt regarding the Company’s ability to continue as a going concern and the anticipated treatment of Shares in a wind down proceeding, whether inside or outside of bankruptcy;

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Going Concern Risk. As reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, the Company has a stockholders’ deficit, total liabilities in excess of total assets, limited cash and cash equivalents and no established ongoing source of revenues sufficient to cover the Company’s ongoing operating expenses. In addition, the Company’s management has advised the Board that the Company is unable to raise the funds necessary to continue its operations and finance its standalone business plan, and that, in the absence of a sale or strategic transaction, the Company will need to pursue a wind-down;

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Fair Value. The Board believes that the Offer Price represents fair value for the Shares, taking into account the Board’s familiarity with the Company’s business strategy, assets, liabilities, prospects, and financing requirements, and the relative certainty of the Offer Price if the Transactions close, as compared to projected financial results, which require that the Company raise substantial additional capital;

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Other Strategic Alternatives. The Board considered the fact that representatives of the Company contacted seven potential counterparties, and the belief of the Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate on a standalone basis), in each case, taking into account the potential benefits, risks, and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

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Costs and Risks Associated with Drug Development. The costs and risks associated with continuing the development of the Company’s pipeline drug candidates, particularly following publicly disclosed regulatory feedback from the FDA;

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Capital Needs. The Company’s need for additional capital and the Company’s inability to raise the funds necessary to finance its standalone business plan and that, absent a sale or strategic transaction, the Company will need to pursue a wind-down;

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Unfavorable Regulatory Feedback. The Company’s receipt of a Complete Response Letter for the Company’s NDA), for govorestat (AT-007) in Classic Galactosemia, citing clinical deficiencies and lack of statistical significance on primary endpoints that also led the Company to withdraw its pending Marketing Authorization Application to the European Medicines Agency and more recent FDA feedback regarding the clinical data necessary to support FDA approval of govorestat, resulting in and the Company’s expectation that approval of govorestat in any indication would require additional, costly, and time-consuming data with uncertain outcomes;

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Risk of to Future Clinical Trials. The Company’s receipt of a Warning Letter from the FDA relating to its AT-007-1002 study and the risk that if the Company cannot sufficiently establish to the FDA that current or future clinical trials conducted by us would be in accordance with FDA regulations, that the Company could face enforcement actions, which could delay and significantly increase the costs of future trials, NDAs, and product development;

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Risk of Clinical Trial Failure. That clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company’s product candidates and the risks related to market acceptance of product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

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Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s products, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators have their own procedures for approval of product candidates, that if a product is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

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Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that, if the Company did not sign the Merger Agreement, the Company may not have a more favorable opportunity prior to ceasing operations;

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Best Offer. The Board’s belief that (i) as a result of an active negotiating process, the Company had obtained Parent’s best offer, (ii) Parent may have exited negotiations with the Company had the parties not signed the Merger Agreement, and (iii) the Offer Price represented the highest price obtainable by the Company at the time the Merger Agreement was executed;

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Likelihood of Closing. The belief of the Board that the likelihood of completing the Offer and the Merger is sufficiently high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger, and (ii) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk;

•

Bridge Financing through Closing. The fact that in connection with entry into the Merger Agreement, Parent entered into the Promissory Note with the Company, pursuant to which Parent agreed to provide up to $8.5 million in unsecured debt financing to the Company, which is expected to be sufficient to fund the Company’s operations through the closing of the Merger and enable the Company to operate as a going concern during the pendency of the Transactions;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

•

Opinion of Aquilo Partners, L.P. Fairness Opinion. The oral opinion of Aquilo Partners, L.P. (“Aquilo Partners”) rendered to the Board on December 11, 2025, which was subsequently confirmed by delivery of a written opinion dated December 11, 2025, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Aquilo Partners in preparing its opinion, the Offer Price was fair, from a financial point of view, to the holders of the Shares (other than Excluded Shares);

•

Financial Projections. The fact that achieving management’s financial projections entails significant execution risk, including the risks to the Company’s valuation of a clinical trial failure or execution failure and in the Company’s inability to raise the capital necessary to fund the operations that underlay the projections;

•

Opportunity to Accept a Superior Proposal. The fact that, in certain circumstances, the terms of the Merger Agreement permit the Company to respond to unsolicited proposals, and that the provisions of the Merger Agreement permit the Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee equal to 4.5% of the upfront consideration and 4.5% of any amounts borrowed and interest accrued under the Promissory Note as of the time of termination, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals; and

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth;

•

Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s financial performance, operating results and stock price and the Company’s relationships with customers, suppliers, other business partners, management and employees;

•

Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company to pay Parent a termination fee equal to 4.5% of the upfront consideration and 4.5% of any amounts borrowed and interest accrued under the Promissory Note as of the time of termination under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from raising financing or pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•

Risk of Business Disruption During the Pendency of the Deal. The risks that the announcement and pendency of the Merger or the failure to complete the Merger may cause harm to relationships with the Company’s employees or partners (or be a factor in the consideration of employees or partners to maintain their relationships with the Company) and may divert management and employee attention away from the day-to-day operation of the Company’s business;

•	Risk of Litigation. The risk of litigation relating to or arising from the Transactions;

•

Promissory Note Interest Rate. The Promissory Note’s interest rate of 24% per annum payable at maturity with default interest of an additional 5.0% payable on demand during an event of default and the negative impact of such interest expense on the Company’s cash reserves and operating results should the Offer and the Merger not be completed;

•

Acceleration of Promissory Note Obligations. The fact that borrowings under the Promissory Note, including interest, may be accelerated and become immediately due and payable in certain circumstances, including in connection with certain breaches of obligations, representations, warranties and covenants in the Promissory Note and any termination of the Merger Agreement, and the associated risk that the Company may not have available liquidity to repay such required amounts;

•

Substantial Indebtedness. The fact that with the entry into the Promissory Note, the Company may incur substantial indebtedness that may decrease its business flexibility, access to capital, and/or increase its borrowing costs, which may adversely affect its operations and financial results;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions (including interest on the outstanding principal amount of the Promissory Note which accrues at a rate of 24% per annum, plus an additional 5.0% per annum payable on demand during an event of default) and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The foregoing discussion of the Board’s reasons for its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of the Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

The foregoing discussion and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors described below in the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Aquilo Partners, L.P.

Introduction

On December 11, 2025, Aquilo Partners rendered to the Board its oral opinion, which was subsequently confirmed by delivery of its written opinion dated December 11, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the holders of the Shares (other than the Excluded Shares).

The full text of Aquilo Partners’ written opinion, dated December 11, 2025, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Aquilo Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Aquilo Partners set forth below is qualified in its entirety by the full text of Aquilo Partners’ written opinion attached as Annex I. Aquilo Partners’ opinion was provided for the information and assistance of the Board in connection with its consideration of the Transactions and Aquilo Partners’ opinion addressed only the fairness, from a financial point of view, as of the date thereof, of the Offer Price to the holders of the Shares (other than the Excluded Shares). Aquilo Partners’ opinion does not address, the relative merits of the Transactions as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transactions. In addition, Aquilo Partners’ opinion does not address the fairness of any consideration paid in connection with the Transactions to the holders of any class of securities other than the Shares, as to the creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transactions. Aquilo Partners does not express any view as to the price or range of prices at which the Shares may trade subsequent to the announcement of the Transactions or at any time. Aquilo Partners’ opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender its Shares in connection with the Offer, or any other person as to how such stockholder or other person should act with respect to the Transactions or any other matter.

The full text of Aquilo Partners’ written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Aquilo Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Aquilo Partners reviewed, analyzed and considered:

•	a draft of the Merger Agreement dated December 11, 2025;

•	a draft of the CVR Agreement dated December 11, 2025;

•	certain publicly available and non-public business and financial information relating to the Company;

•	the Company Projections, CVR Estimate and the Liquidation Analysis;

•

certain publicly available market, financial and other data for certain other companies that Aquilo Partners deemed relevant for purposes of performing a comparison of those companies against the Company;

•	the financial position, including projected cash burn rate, of the Company;

•	the efforts of the Company to solicit indications of interest from third parties with respect to a possible acquisition, exclusive licensing transaction or equity financing of the Company; and

•	such other information that Aquilo Partners deemed relevant.

In addition, Aquilo Partners discussed with the Company’s management the business, operations, financial condition and prospects of the Company and conducted such other financial analyses and considered such other information as Aquilo Partners deemed relevant for purposes of its analysis and opinion. Aquilo Partners also discussed with the Company’s management, the Company management’s assessment as to the probability of receiving the Closing Cash Payment and achieving the Milestones set forth in the CVR Agreement within the applicable timeframes. The Company’s management advised Aquilo Partners that the Company had been unable to raise the funds necessary to finance its standalone business plan and that, absent a sale or exclusive licensing transaction, it would pursue a wind-down of the Company.

In connection with Aquilo Partners’ review, Aquilo Partners did not assume any responsibility for independent verification of any information it reviewed and, with the Company’s consent, relied on such information being complete and accurate. With respect to the Company Projections, CVR Estimate and the Liquidation Analysis that Aquilo Partners reviewed, the Company’s management advised Aquilo Partners, and Aquilo Partners assumed with the Company’s consent, that the Company Projections, CVR Estimate and the Liquidation Analysis had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of, and cash available to, the Company. Aquilo Partners expressed no view or opinion as to the assumptions on which the Company Projections, CVR Estimate and the Liquidation Analysis are based. Aquilo Partners relied upon, without independent verification, the assessment of the Company’s management as to the costs associated with product development. Aquilo Partners also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transactions, and that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Aquilo Partners assumed, at the Company’s direction, that, in the case of the Liquidation Analysis, the estimated costs provided by the Company’s management were based on the best currently available estimates and judgments of the Company’s management and Aquilo Partners relied, at the Company’s direction, on such estimates for purposes of its analysis and its opinion. In addition, Aquilo Partners was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did Aquilo Partners evaluate the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters, nor did Aquilo Partners conduct a physical inspection of any of the properties or facilities of the Company, nor was Aquilo Partners furnished with any such evaluations, appraisals or inspections, nor did Aquilo Partners assume any responsibility to obtain any such evaluations, appraisals or inspections. Aquilo Partners also assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to its analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Aquilo Partners. Aquilo Partners’ written opinion was provided for the information and assistance of the Board in connection with its consideration of the Transactions. The issuance of Aquilo Partners’ opinion was reviewed and approved by Aquilo Partners’ fairness committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Aquilo Partners and reviewed with the Board in connection with Aquilo Partners’ rendering its oral opinion and delivering its written opinion letter, dated December 11, 2025. The order in which the analyses are described below does not represent the relative importance or weight given to those analyses by Aquilo Partners. Aquilo Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Aquilo Partners’ financial analyses and its opinion. No company or transaction used in the analyses performed by Aquilo Partners as a comparison is identical to the Company and Aquilo Partners may have deemed various assumptions more or less probable than other assumptions. The estimates contained in the analyses performed by Aquilo Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The analyses performed were prepared solely as part of Aquilo Partners’ analysis of the fairness, from a financial point of view, of the Offer Price to the holders of the Shares (other than the Excluded Shares) and do not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions, including the Promissory Note, or otherwise.

At a meeting of the Board held on December 11, 2025, Aquilo Partners presented certain financial analyses accompanied by the delivery of its written materials in connection with the delivery of its oral opinion. Immediately thereafter, Aquilo Partners delivered to the Board its written opinion. The following is a summary of the material financial analyses performed by Aquilo Partners in arriving at its opinion.

Of note, although the transactions and publicly traded companies referenced in the analyses below were selected and reviewed for comparative purposes, none of the transactions, companies, or circumstances reviewed are directly comparable to the Transactions or to the Company. The analyses necessarily involve complex considerations and professional judgment, including differences in financial condition, stage of development, product portfolios, market focus, growth prospects, and other business and operational factors among the selected companies and the Company. Accordingly, the results of such comparisons are not purely mathematical and should not be viewed as appraisals of the actual value of the Company or as reflecting the prices at which the Company may be sold, but rather as one of many analytical tools considered in connection with Aquilo Partners’ evaluation of the fairness, from a financial point of view, of the Offer Price to the holders of the Shares (other than the Excluded Shares).

Offer Price Analysis

Aquilo Partners conducted an analysis of the Offer Price payable to the holders of the Shares pursuant to the Merger Agreement, assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs) as of December 11, 2025. For purposes of its analysis, Aquilo Partners assumed, based on discussions with the Company’s management, that no Closing Cash Payment will be payable. As a result, for purposes of its analysis, Aquilo Partners assumed the total potential Offer Price is equal, on a per Share basis, to $0.488, which is comprised of: (i) an upfront cash payment of $0.088, plus (ii) one non-tradeable CVR, representing the right to receive (A) the Closing Cash Payment of $0.00 per CVR and (B) the Milestone Payments of up to $0.40 per CVR in cash, contingent upon and subject to, the achievement of the First Milestone, Second Milestone, and Third Milestone in accordance with the terms of the CVR Agreement, in each case without interest, and subject to any applicable withholding taxes, pursuant to, and subject to the terms and conditions of, the CVR Agreement. The Milestone Payments comprising the aggregate $0.40 per CVR on a per Milestone basis are $0.10 if the First Milestone is achieved on or prior to the eighth anniversary of the Closing Date, $0.10 if the Second Milestone is achieved on or prior to the eighth anniversary of the Closing Date, and $0.20 if the Third Milestone is achieved before the CVR Termination. There is no guarantee that the conditions triggering the First Milestone, Second Milestone, or Third Milestone will be satisfied and, therefore, no guarantee that any Milestone Payment will be made on a CVR. Assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs) as of

December 11, 2025, the implied value of the Company based on the upfront cash payment of $0.088 per Share is $14.3 million and based on the total potential Offer Price (assuming no Closing Cash Payment is payable) of $0.488 per Share is $79.2 million.

Aquilo Partners reviewed and analyzed the present value of the Milestone Payments of the CVRs using two approaches, each based on the probability of success of achieving the Milestones. In the first approach, Aquilo Partners used the CVR Estimate to apply an overall probability of clinical and regulatory success of 22.5% and a discount rate of 15% based on its industry experience and knowledge to calculate the probability-adjusted present value of the Milestone Payments of the CVRs. Based on its industry experience and knowledge, Aquilo Partners also applied an additional 50% probability adjustment to achieving the net sales level needed to trigger the Third Milestone. In the first approach, Aquilo Partners calculated the aggregate implied probability-adjusted Offer Price, including both the upfront cash payment and the present value of a CVR (assuming no Closing Cash Payment is payable), as $0.117 per Share. In the second approach, based on its industry experience and knowledge, Aquilo Partners applied a discount rate of 40% and no separate probability adjustment to calculate the present value of the Milestone Payments of the CVRs. In the second approach, Aquilo Partners calculated the aggregate implied Offer Price, including both the upfront cash payment and the present value of a CVR (assuming no Closing Cash Payment is payable), as $0.137 per Share. Aquilo Partners then calculated the average of the two implied Offer Prices, including both the upfront cash payment and the present value of a CVR (assuming no Closing Cash Payment is payable), as $0.127 per Share.

Liquidation Analysis

The Company’s management indicated to Aquilo Partners that the Company has been unable to raise the funds necessary to finance its standalone business plan and that, absent the Transactions or an alternative sale or exclusive licensing transaction, the Company intended to pursue a wind-down of the Company (a “Liquidation”). The Company’s management provided Aquilo Partners the Liquidation Analysis, as set forth in the section captioned “Liquidation Analysis”, prepared by the Company’s management for use in Aquilo Partners’ analysis. The Liquidation Analysis included the Company’s estimated cash balance as of November 28, 2025 and the Company’s management’s estimates of the costs of a Liquidation if the Company were to cease operations on December 1, 2025. Based on the Liquidation Analysis, on which Aquilo Partners relied at the Company’s direction, the costs of a Liquidation would exceed the Company’s cash balance as of November 28, 2025, such that there would be no cash available for distribution to the holders of the Shares in the case of a Liquidation. In Aquilo Partners’ professional judgment, the Liquidation Analysis was the most relevant analysis for purposes of rendering its opinion.

Based on the foregoing and assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs), Aquilo Partners calculated the estimated cash available for distribution to the holders of the Shares in a Liquidation to be zero ($0.00) per Share. This analysis is illustrative only and is not intended to predict the actual proceeds that would have been received in a Liquidation.

Other Analyses Performed

Comparable Public Company Trading Analysis

Aquilo Partners reviewed, analyzed and compared the Company to eight publicly-traded companies it identified as generally relevant for purposes of its analysis in which the lead product candidate was in clinical development for the treatment of rare, genetic, metabolic or neurometabolic diseases. The following list sets forth the comparable companies selected by Aquilo Partners and for each company, as of December 10, 2025, the per share closing price, market capitalization, the amount of net cash (cash less debt) most recently publicly-reported, and enterprise value (market capitalization less net cash):

Company	Per Share Closing Price	Market Capitalization ($ in million)	Net Cash ($ in million)	Enterprise Value ($ in million)
MBX Biosciences, Inc.	28.82	1,294	391	903
Rezolute, Inc.	10.94	1,014	152	864
Mereo BioPharma Group plc	2.31	368	48	319
Larimar Therapeutics, Inc.	3.94	337	171	166
Aardvark Therapeutics, Inc.	13,98	304	126	179
EnteraBio Ltd.	2.12	97	8	89
Spruce Biosciences, Inc.	85.67	92	9	82
Rafael Holdings, Inc.	1.53	79	52	27

Aquilo Partners noted that the enterprise value range of comparable companies ranged from $27 million to $903 million. Aquilo Partners also noted that the median enterprise value was $172 million and the mean enterprise value was $329 million. Based on the foregoing and assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs), Aquilo Partners calculated an implied per Share valuation range of $1.09 to $2.06.

Aquilo Partners also reviewed, analyzed and compared the Company to nine publicly-traded companies it identified as generally relevant for purposes of its analysis that received a Complete Response Letter from the U.S. Food and Drug Administration (FDA) since January 1, 2024 and have yet to receive FDA approval for the program. The following list sets forth the comparable companies selected by Aquilo Partners and for each company, as of December 10, 2025, the per share closing price, market capitalization, the amount of net cash (cash less debt) most recently publicly-reported, and enterprise value (market capitalization less net cash):

Company	Per Share Closing Price	Market Capitalization ($ in million)	Net Cash ($ in million)	Enterprise Value ($ in million)
Capricor Therapeutics, Inc.	28.67	1,655	150	1,505
Replimune Group, Inc.	9.82	770	408	363
Lexicon Pharmaceuticals, Inc.	1.32	480	132	348
Rocket Pharmaceuticals, Inc.	3.63	393	347	46
Aldeyra Therapeutics, Inc.	4.79	288	86	202
Unicycive Therapeutics, Inc.	6.59	142	25	116
Atara Biotherapeutics, Inc.	16.83	121	(3)	124
Outlook Therapetuics, Inc.	2.09	93	(15)	108
Minerva Neurosciences, Inc.	3.91	27	(39)	66

Aquilo Partners noted that the enterprise value range of comparable companies ranged from $46 million to $1,505 million. Aquilo Partners also noted that the median enterprise value was $124 million and the mean enterprise value was $320 million. Based on the foregoing and assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs), Aquilo Partners calculated an implied per Share valuation range of $0.80 to $2.00.

Comparable Transaction Analysis

Aquilo Partners reviewed, analyzed and compared the Transactions to acquisitions involving North American or European biotech companies that had been announced since January 1, 2020, where the target company upfront equity value was disclosed and the target company had its lead product candidate in active clinical development (phase 1 – phase 3) for the treatment of rare, genetic, metabolic or neurometabolic diseases, and that Aquilo Partners viewed as generally relevant for purposes of its analysis, but excluding deals with only pre-clinical product candidates or only commercial products. The following list sets forth the acquirers, the targets, the month and year the transactions were announced, the upfront equity values (upfront payments), milestones (contingent payments), and total deal value (upfront payments plus contingent payments):

Acquirer	Target	Announced	Upfront Equity Value ($ in million)	Milestones ($ in million)	Total Deal Value ($ in million)
BioMarin Pharmaceutical Inc.	Inozyme Pharma, Inc.	May 2025	270	—	270
Pharming Group N.V.	Abliva AB	December 2024	66	—	66
Otsuka Pharmaceutical Co., Ltd.	Jnana Therapeutics Inc.	August 2024	800	325	1,125
AstraZeneca PLC	Amolyt Pharma SAS	March 2024	800	250	1,050
Sanofi	Inhibrx, Inc.	January 2024	1,700	296	1,996
GENFIT S.A.	Versantis AG	September 2022	41	67	109
Ultragenyx Pharmaceutical Inc.	GeneTx Biotherapeutics LLC	July 2022	75	30	105
Retrophin, Inc.	Orphan Technologies Limited	October 2020	90	427	517
PledPharma AB	Rare Thyroid Therapeutics International AB	October 2020	43	Not Disclosed	Not Disclosed
PTC Therapetuics, Inc.	Cense Pharmaceuticals, Inc.	May 2020	58	517	574

Aquilo Partners noted that the upfront equity values paid to the target companies within the comparable transaction set ranged from $41 million to $1,700 million. Aquilo Partners also noted that the median upfront equity value was $83 million and the mean upfront equity value (excluding the highest and lowest values) was $275 million. Based on the foregoing and assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs), Aquilo Partners calculated an implied per Share valuation range of $0.51 to $1.70.

Premiums Paid Analysis

Aquilo Partners performed a premiums paid analysis to assess the premiums implied by the upfront cash payment of $0.088 per Share and the total probability adjusted Offer Price of $0.127 per Share, as described above, relative to the Company’s closing Share price as of December 10, 2025 (the last trading day before the public announcement of the Transaction). Aquilo Partners reviewed, analyzed and compared the Company to U.S. publicly-traded biotechnology companies spanning all therapeutic areas and stages of development acquired since November 2023 with upfront equity values between $5 million and $100 million, and that Aquilo Partners viewed as generally relevant for purposes of its analysis. The following list sets forth the acquirers, targets, the month and year the transactions were announced, and the one-day premium (or discount) of the offer price relative to each target’s closing share price on the day prior to announcement:

Acquirer	Target	Announced	1-Day Premium/(Discount) to Prior Close (%)
Eli Lilly and Company	Adverum Biotechnologies, Inc.	October 2025	(15%)
XOMA Royalty Corporation	Mural Oncology plc	August 2025	13%
XOMA Royalty Corporation	LAVA Therapeutics N.V.	August 2025	(18%)
XOMA Royalty Corporation	HilleVax, Inc.	August 2025	(4%)
Bausch Health Companies Inc.	DURECT Corporation	July 2025	217%
Concentra Biosciences, LLC	IGM Biosciences, Inc.	July 2025	11%
Concentra Biosciences, LLC	Elevation Oncology, Inc.	June 2025	13%
Concentra Biosciences, LLC	Kronos Bio, Inc.	May 2025	(36%)
Concentra Biosciences, LLC	Allakos Inc.	April 2025	52%
The Carlyle Group Inc./SK Capital Partners, LP	bluebird bio, Inc.(1)	February 2025	(29%)
Immedica Pharma AB	Marinus Pharmaceuticals, Inc.	December 2024	4%
Double Point Ventures LLC	Lumos Pharma, Inc.	October 2024	8%
Pathos AI, Inc.	Rain Oncology Inc.	December 2023	4%

(1)	Offer allowed holders to elect either $3.00 + $6.84 CVR (sales milestone) or $5.00 cash. Analysis assumes $5.00 cash and no CVR.

Aquilo Partners noted the 1-day premiums/(discounts) paid to the target companies within the transaction set ranged from (36%) to 217%. Aquilo Partners also noted that the 1-day median of such premiums/(discounts) was 4%, and the 1-day mean of such premiums/(discounts), excluding the highest and lowest premiums/(discounts) from the transaction set, was 3%, which, based on an only 1% difference between the 1-day median and 1-day mean, implied a per share valuation of $0.23 per Share (assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs)) in each case, based on the Company’s closing Share price as of December 10, 2025.

Discounted Cash Flow (“DCF”) Analysis

Aquilo Partners performed a discounted cash flow analysis based on the Company Projections as described further in the section of this proxy statement captioned “—Certain Financial Projections”, except that, based on its experience and knowledge, Aquilo Partners applied certain tax assumptions regarding the availability and utilization of the Company’s net operating loss carryforwards to calculate the unlevered free cash flow for purposes of its discounted cash flow analysis. Aquilo Partners assumed no taxes would be payable in loss years and that net operating loss carryforwards, subject to applicable limitations, would be applied against taxable income in profitable years.

The following tables present the unlevered free cash flows on an unadjusted basis and on an as-adjusted for probability of success basis used by Aquilo Partners for purposes of its discounted cash flow analysis.

Unadjusted Unlevered Free Cash Flow
(in millions)
Metric	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Unlevered Free Cash Flow	($59)	($59)	($59)	($59)	($58)	($70)	$82	$264	$411	$391	$439	$472	$506	$540	$573	$610	$650

As-Adjusted for Probability of Success Unlevered Free Cash Flow
(in millions)
Metric	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Unlevered Free Cash Flow	($59)	($59)	($59)	($59)	($58)	($28)	$18	$58	$88	$108	$119	$127	$136	$112	$118	$126	$134

Aquilo Partners calculated the discounted cash flow based on the Company Projections and the application of certain tax assumptions regarding the availability and utilization of the Company’s net operating carry forwards loss using two methodologies: (i) on an as-adjusted for probability of success basis using the CVR Estimate probability of success of 22.5% to account for clinical and regulatory risks, and a range of discount rates from 25.0% to 35.0% based on its industry experience and knowledge and (ii) on a not adjusting for probability of success basis using a range of discount rates from 35.0% to 45.0% based on its industry experience and knowledge. Aquilo Partners calculated the present value of the unlevered free cash flows from January 1, 2026 through December 31, 2042 under both methodologies. On a probability of success adjusted basis, the implied Share price range was $(0.54) to $(0.63) per Share (assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs)) and using a 30% discount rate (the midpoint of the discount rate range), the implied Share price was $(0.61) per Share (assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs)). On a non-probability of success adjusted basis, the implied Share price range was $0.00 to $(0.31) per Share (assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs)) and using a 40% discount rate (the midpoint of the discount rate), the implied price was $(0.20) per Share (assuming 162,201,457 Shares outstanding (including pre-funded warrants and RSUs)).

Summary of Valuation Analyses

Aquilo Partners compared the per Share value ranges derived from each of its analyses described above to the per Share upfront cash payment of $0.088 and the estimated probability-adjusted present value of the per

Share Offer Price of $0.127, as described above. Aquilo Partners also noted that the upfront cash payment and the estimated probability adjusted present value of the per Share Offer Price would each exceed zero ($0.00) per Share, the per Share amount that would be payable in a Liquidation based on the Liquidation Analysis, which, in Aquilo Partners professional judgment, was the most relevant analysis.

In presenting to the Board, Aquilo Partners noted that the upfront cash payment of $0.088 per Share is a 60% discount to the $0.22 per Share closing price of the Shares on December 10, 2025 (the last trading date before the public announcement of the Transactions). In addition, while the First Milestone, Second Milestone and Third Milestone may not be achieved, Aquilo Partners noted that the $0.127 total estimated risk and probability adjusted per Share Offer Price (assuming no Closing Cash Payment is payable) is a 42% discount to the $0.22 per Share closing price of the Shares on December 10, 2025.

Miscellaneous

Aquilo Partners was engaged by the Company to deliver a fairness opinion to the Board in connection with the Transactions pursuant to an engagement letter dated November 25, 2025. Aquilo Partners was selected by the Board based on Aquilo Partners’ qualifications, expertise and reputation. Aquilo Partners, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. The Company paid Aquilo Partners a fee of $500,000 upon the delivery of its opinion. The Company has also agreed to reimburse Aquilo Partners for its expenses incurred in connection with the engagement and to indemnify Aquilo Partners and its affiliates and their respective officers, directors, employees and agents, against specified liabilities. Since January 1, 2021, Aquilo Partners was not engaged by the Company (other than as described herein). Since January 1, 2021, Aquilo partners was neither engaged by Parent nor engaged in discussions with, performed services on an informal basis for or solicited business from Parent. Aquilo Partners may seek to provide investment banking or financial advisory services to the Company, Parent or, following completion of the Transactions, the combined company in the future, for which Aquilo Partners would seek customary compensation.

Certain Financial Projections

The Company does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Board’s review of potential strategic alternatives (including the Merger), the Company’s management, at the direction of the Board, prepared (i) unaudited financial projections of the Company’s financial performance for fiscal year 2026 through fiscal year 2042 on a standalone basis (as summarized below), reflecting the best then-available estimates and judgments of the Company’s management on a non-risk adjusted basis (the “Company Projections”) and (ii) a financial analysis of the proceeds that might be available for distribution to holders of Shares in a liquidation as an alternative to pursuing the Transactions (as summarized below) reflecting the best then-available estimates and judgments of the Company’s management (the “Liquidation Analysis”). As summarized under the section above entitled “Background of the Offer and the Merger”, the Board approved the Company Projections and directed Aquilo Partners to use and rely upon the Company Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses. The Company Projections, CVR Estimate and the Liquidation Analysis were not provided to Parent.

The Company Projections reflect estimates and assumptions made by the Company’s management with respect to, among other things: the probability of technical and regulatory success; various revenue assumptions including market share, price, growth rate, peak sales, launch territories, timing of commercial launch, the decisions of actual and potential third-party partners and loss of patent exclusivity for govorestat; various cost assumptions, including cost of goods sold and operating expenses; license, royalty and milestone payments owed to third parties; additional free cash flow assumptions including working capital needs; the need for additional capital and the impact of future capital raises; tax rates; general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. In particular, the Company Projections, the Liquidation Analysis and the CVR Estimate (as defined below), while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and do not anticipate each and every circumstance that may come to exist and could impact the Company’s business and its results of operations. The Company Projections, the Liquidation Analysis and the CVR Estimate were developed solely using information available to the Company’s management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Company Projections not being achieved include, among others: the ability to generate revenue for govorestat; the ability to obtain regulatory approval for govorestat in a timely manner or at all and the effect of regulatory actions, including the impact on the timing of product commercialization; the effectiveness of the Company’s commercial execution; the decisions of actual and potential third-party partners; the ability to partner and terms of any such partnering transactions; the ability to raise capital; the success of clinical testing and development; manufacturing and supply availability; patent life and other rights or exclusivity; the effect of global economic conditions; and increases in regulatory oversight and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

None of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Aquilo Partners) makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Company Projections, the Liquidation Analysis, the CVR Estimate or the ultimate performance of the Company relative to the Company Projections. Neither the Company Projections nor the Liquidation Analysis or the CVR Estimate were prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Company Projections, Liquidation Analysis or CRE Estimate expressed any opinion or any form of assurance related thereto. The inclusion of the Company Projections and the Liquidation Analysis in this Schedule 14D-9 does not constitute an admission or representation of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Aquilo Partners) that the Company Projections, the Liquidation Analysis, the CVR Estimate or the information contained therein is material. The Company Projections, Liquidation Analysis and the CVR Estimate were prepared prior to the execution of the Merger Agreement and do not account for any events, transactions or circumstances after the date that they were prepared, including the entry into and advances delivered by Parent to the Company pursuant to the terms and conditions of the Promissory Note, and the announcement of the Offer and the Merger. Except as required by applicable law, neither the Company nor any of its affiliates, advisors or other representatives (including Aquilo Partners) intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Company Projections the Liquidation Analysis, or the CVR Estimate if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).

The Company Projections and the Liquidation Analysis should be evaluated in conjunction with the historical financial statements and other information regarding the Company disclosed in the Company’s public filings with the SEC. The Company Projections were developed by the Company’s management on a standalone basis without giving effect to the Transactions, including the financing under the Promissory Note from Parent to the Company, the Offer or the Merger, and therefore the Company Projections do not give effect to the Transactions, the advances delivered by Parent to the Company pursuant to the terms and conditions of the Promissory Note, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including, among others, any costs incurred in connection with the

Transactions. Furthermore, the Company Projections do not take into account the effect of any failure of the proposed Transactions, including the Company’s failure to comply with its obligations under the Promissory Note and receive subsequent advances from Parent in accordance with the terms and conditions of the Promissory Note, the obligation to repay the Promissory Note and interest accrued thereunder in the event of a termination of the Merger Agreement, and the failure of the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.

The Company Projections, Liquidation Analysis, and the CVR Estimate further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Company Projections and the CVR Estimate should not be regarded as an indication that the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Aquilo Partners), or anyone who received the Company Projections or the CVR Estimate then considered, or now considers, the Company Projections or the CVR Estimate to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Company Projections and CVR Estimate as being subject to inherent risks and uncertainties associated with such long-range projections. The Company Projections may differ from published analyst estimates and forecasts.

The earnings before interest and taxes (“EBIT”) and the free cash flow amounts contained in the Company Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP, and were relied upon by the Board in connection with its consideration of potential strategic alternatives, including the Offer and the Merger. While the Company believes that such non-GAAP financial measures provide useful supplemental information in analyzing the Company’s financial results, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are typically required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

The most directly comparable GAAP financial measure for EBIT is operating income (loss) and the most directly comparable GAAP financial measure for free cash flow is net cash provided by (used in) operating activities. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board in connection with its evaluation of potential strategic alternatives, including the Offer or Merger, or provided to or relied on by Aquilo Partners in connection with its financial analyses and the opinion that Aquilo Partners rendered in connection with the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Company Projections to the relevant GAAP financial measures.

In light of the foregoing factors and uncertainties inherent in the Company Projections, the Company’s stockholders are cautioned not to place undue reliance on the summary of the Company Projections set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to a summary of the Company Projections that were made available to the Board and Aquilo Partners and are not included in this Schedule 14D-9 in order to influence any Company stockholder’s decision to tender Shares pursuant to the Offer or for any other purpose.

The following table presents a summary of the Company Projections prepared by the Company’s management.

Company Projections
($US in millions)
Metric	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
World Wide Net Revenues(1)	$0	$0	$0	$0	$0	$31	$245	$603	$878	$1,063	$1,163	$1,244	$1,335	$1,420	$1,506	$1,606	$1,709
COGS(2)	$0	$0	$0	$0	$0	$1	$17	$43	$62	$75	$82	$88	$94	$100	$106	$113	$120
R&D(3)	$19	$19	$19	$19	$18	$5	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
SG&A(4)	$40	$40	$40	$40	$40	$98	$98	$241	$351	$425	$465	$497	$534	$568	$602	$642	$684
EBIT(5)	($59)	($59)	($59)	($59)	($58)	($73)	$130	$319	$465	$563	$616	$658	$707	$752	$798	$850	$905
Free Cash Flow(6)	($43)	($43)	($43)	($43)	($43)	($50)	$54	$195	$310	$391	$439	$472	$506	$540	$573	$610	$650

(1)	Represents worldwide govorestat revenues inclusive of royalties from licensees.
(2)	Estimated direct cost of goods sold plus royalties payable to third parties.
(3)	Projected costs of future clinical trials and regulatory filing expenses.
(4)	Includes estimate of direct costs to operate the Company and commercial costs post launch of govorestat.
(5)	Sales less direct operating costs.
(6)	Includes impact of taxes and working capital requirements.

CVR Estimate

Based on Company’s management’s experience and industry knowledge of probabilities of clinical and regulatory success, the Company’s management estimated the overall probability of success for achieving each of the Milestones to be 22.5% (the “CVR Estimate”) and directed Aquilo Partners to use and rely upon the CVR Estimate in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.

Liquidation Analysis

At the direction of the Board, to assist the analysis and decision of the Board with respect to whether to approve the Company’s entry into the Merger Agreement, the Company’s entry into the Promissory Note, and consummation of the Transactions and the recommendation by the Board that the holders of the Shares accept the Offer and tender their shares pursuant to the Offer, the Company’s management prepared the Liquidation Analysis, a financial analysis of the proceeds that might be available for distribution to holders of Shares in a liquidation as an alternative to pursuing the Transactions (as summarized below) reflecting the best then-available estimates and judgments of the Company’s management. This scenario is referred to herein as the “Liquidation Analysis.” In conducting this analysis, the Company’s management determined the implied equity value of Company Common Stock in a liquidation to be equal to zero, given the fact that amounts owed to creditors exceeded cash available and pending receivables. The Liquidation Analysis was prepared as of, and presented to the Board by the Company’s management at the meeting on, December 11, 2025 and assumed that the Company would commence a wind down process if a definitive agreement with respect to a potential strategic transaction was not entered into before the next regularly scheduled payroll date on December 15, 2025. These estimates were made by the Company’s management in good faith and include transaction-related fees and expenses and other obligations, which would reasonably be expected to reduce cash available for distribution to the Company’s stockholders to below zero. Furthermore, the Liquidation Analysis does not account for the fact that the cash available for distribution to the Company’s stockholders as of December 15, 2025, if any, could not be fully distributed to stockholders as of such date because the Company would need to retain funds to account for known obligations and any unknown or contingent liabilities, in addition to amounts needed for expenses and costs incurred in connection with effecting the wind down of the Company, including any insolvency filing and liquidation activities.

Liquidation Analysis
Item	Amount ($US thousands)
Cash as of September 30, 2025	11,945
Cash spend through November 28, 2025(1)	(7,608)
At-The-Market Offerings receipts through November 28, 2025	659

Cash Balance as of November 28, 2025	4,996
Bankruptcy legal cost	(2,500)
Other bankruptcy costs	(500)
Accrued legal fees	(1,500)
D&O tail policy premium	(1,866)
Advanz Transaction Fee(2)	(1,000)
At-The-Market Offerings receipts	1,033
Refund of prepaid contract expenses	660
Insurance settlement	1,700
Payables(3)(4)	(9,314)
Salaries & non-executive severance	(2,024)
Executive severance	(4,400)

Net Cash for Distribution to Shareholders	(14,715)

(1)	Cash spend through November 28, 2025 equals R&D costs of (3,553) plus G&A costs of (2,089) plus salary expenses of (1,966).
(2)	Transaction fee owed to advisor in connection with partnership with Advanz.
(3)	Payables equals R&D payables of (7,091) plus G&A payables of (2,223).
(4)

The projectable payables of the Company in the Liquidation Analysis used by Aquilo Partners for purposes of their analyses included $1.135 million less payables than the final projected payables shown in this table as approved by the Board on December 11, 2025.

The Liquidation Analysis does not account for all possible fees, expenses, contingencies or other obligations of the Company, and the Company estimates that any such cash available for distribution to the Company’s stockholders would continue to be zero once these fees, expenses, contingencies and other obligations are taken into account.

The Liquidation Analysis includes estimates, which for the purpose of the liquidation analysis were not calculated in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

The Company does not intend to update or otherwise revise the Liquidation Analysis to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events except as required by law, even if any or all the estimates and assumptions underlying the Liquidation Analysis are no longer appropriate, as described above. Accordingly, the inclusion of the Liquidation Analysis in this Schedule 14D-9 should not be regarded as an indication that the Company or anyone who received the Liquidation Analysis then considered, or now considers, the Liquidation Analysis to be necessarily predictive of actual future events, and this information should not be relied upon as such. These considerations should be considered if evaluating the Liquidation Analysis, which were prepared as of an earlier date.

As summarized under the section above entitled “Background of the Offer and the Merger”, the Company’s management directed Aquilo Partners to use and rely upon the Liquidation Analysis in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.

In light of the foregoing factors and the uncertainties inherent in the Company Projections, the Liquidation Analysis and the CVR Estimate, stockholders are cautioned not to place undue, if any, reliance on the Company Projections, the Liquidation Analysis or the CVR Estimate or any other forward-looking information included in this section of the Schedule 14D-9.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company retained Aquilo Partners, a strategic and financial advisor focused on companies and transactions in the life sciences industry, to render and deliver an opinion as to the fairness, from a financial point of view, of the Offer Price to the holders of the Shares (other than the Excluded Shares). The Company paid Aquilo Partners a fee of $500,000 upon the delivery of its opinion. The Company also agreed to reimburse Aquilo Partners for its expenses incurred in connection with the engagement and to indemnify Aquilo Partners and its affiliates and their respective officers, directors, employees and agents, against specified liabilities.

Additional information pertaining to the retention of Aquilo Partners by the Company in Item 4 under the heading “Opinion of Aquilo Partners, L.P” is hereby incorporated by reference in this Item 5.

Except as set forth herein, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

Other than the transactions set forth in the table below in this Item 6. Interest in Securities of the Subject Company and (i) the scheduled vesting of Company RSUs and issuances by the Company with respect thereto and (ii) the scheduled vesting of Company Stock Options, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, or affiliates during the sixty days prior to the date of this Schedule 14D-9:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Stacey J. Kanter	12/16/2025	Sale	43,000	$0.1120	(1)

(1)	This is a weighted average price. The shares were sold in multiple transactions at prices ranging from $0.1111 to $0.1130.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Item 8. Additional Information.

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase under the caption “Conditions of the Offer” is incorporated herein by reference.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders (other than Purchaser, Parent, the Company and each of their respective wholly owned subsidiaries) who do not validly exercise appraisal rights under Delaware law will receive the same Offer Price for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and

(iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of

Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE BOARD HAS FIXED DECEMBER 23, 2025 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 business days after the date of mailing of this Schedule 14D-9 (which date of mailing is December 29, 2025), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Applied Therapeutics, Inc., 545 Fifth Avenue, Suite 1400 New York, NY 10017, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. The Company, Purchaser and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Board of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the Board of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger, the Merger Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their “affiliates” or “associates” (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals

Antitrust Compliance

The consummation of the Offer and the Merger are not subject to the reporting and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended because the value of the transaction does not exceed the size-of-transaction threshold.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and Current Reports on Form 8-K filed with the SEC.

Certain Litigation

As of the date of this Schedule 14D-9, the Company is not aware of any material pending legal proceedings relating to the Offer or the Merger. However, lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, statements regarding the proposed acquisition of the Company by Parent, the expected timetable for completing the transaction, and the Company’s future financial or operating performance. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed acquisition of the Company by Parent, similar transactions, prospective performance, future plans, events, expectations, objectives, opportunities, and the outlook for the Company; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring the Company to pay a termination fee pursuant to the Merger Agreement; the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; unanticipated difficulties or expenditures relating to the proposed transaction; the response of business partners to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; the possibility that the milestone payments related to the CVR will never be achieved and that no milestone payment may be made or if made the amount of such milestone payment made; the risk that any equityholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; the Company’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; comments, feedback and actions of regulatory agencies; the Company’s dependence on the successful clinical development, regulatory approval and commercialization of its product candidates; the inherent uncertainties associated with developing new products or technologies and operating as clinical stage company; the Company’s obligations under the Promissory Note and its ability to satisfy such obligations; the Company’s ability to receive loans from Parent under the Promissory Note; the Company’s cash sufficiency and runway; and other risks identified in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 and subsequent filings with the SEC. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The forward-looking statements in this document speak only as of the date of this document. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 29, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (Including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times, dated December 29, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)*	Opinion of Aquilo Partners L.P., dated December 11, 2025 (included as Annex I of this Schedule 14D-9).

(a)(5)(B)	Press Release Issued by the Company, dated December 11, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 12, 2025).

(a)(5)(C)	Email from CEO to Employees, first used on December 11, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on December 12, 2025).

Exhibit No.	Description

(a)(5)(D)	Key Stakeholders Letter, first used on December 11, 2025 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by the Company on December 12, 2025).

(a)(5)(E)	Advocacy Group Letter, first used on December 11, 2025 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by the Company on December 12, 2025).

(a)(5)(F)	Master Q&A first used on December 11, 2025 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by the Company on December 12, 2025).

(e)(1)	Agreement and Plan of Merger, dated December 11, 2025, by and among the Company, Parent, and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed December 12, 2025).

(e)(2)*	Non-Disclosure Letter, dated October 30, 2025, by and between the Company and Cycle Pharmaceuticals Limited.

(e)(3)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed December 12, 2025).

(e)(4)	Unsecured Promissory Note, dated December 11, 2025, by and among the Company, Parent, and Purchaser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 12, 2025).

(e)(5)	Applied Therapeutics, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Amended Registration Statement on Form S-1/A, filed April 29, 2019).

(e)(6)	Applied Therapeutics, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Amended Registration Statement on Form S-1/A, filed April 29, 2019).

(e)(7)	Applied Therapeutics, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Company’s Amended Registration Statement on Form S-1/A, filed April 29, 2019).

(e)(8)	Form of Option Grant Notice under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024).

(e)(9)	Form of Stock Option Agreement under the 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024).

(e)(10)	Form of Restricted Stock Unit Grant Notice and Unit Award Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023).

(e)(11)	Form of Indemnity Agreement, between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023).

(e)(12)	Employment Agreement, dated as of November 17, 2023, between the Company and Les Funtleyder (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed November 17, 2023).

(e)(13)	Amended and Restated Employment Agreement, dated as of December 19, 2024, between the Company and Les Funtleyder (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed December 19, 2024).

(e)(14)	Definitive Proxy Statement for the 2025 Annual Meeting, filed April 28, 2025 (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 28, 2025).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Applied Therapeutics, Inc.

By:	/s/ Les Funtleyder
Name: Les Funtleyder
Title: Interim Chief Executive Officer and Chief Financial Officer

Dated: December 29, 2025

ANNEX I

OPINION OF AQUILO PARTNERS, L.P.

601 California St., Suite 500

San Francisco, CA 94108

December 11, 2025

Board of Directors

Applied Therapeutics, Inc.

545 Fifth Avenue, Suite 1400

New York, New York 10017

Members of the Board of Directors:

You have asked for our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Common Stock”), of Applied Therapeutics, Inc., a Delaware corporation (the “Company”), of the Merger Consideration (as defined below) proposed to be paid to such holders of Common Stock (other than the holders of Excluded Shares) (as defined below)) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into by and among Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), AT2B, Inc., a Delaware corporation and indirectly wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Merger Agreement provides (i) for Purchaser to commence a tender offer to acquire all of the outstanding shares of Common Stock of the Company (the “Shares” and such offer, the “Tender Offer”), other than the Excluded Shares, for a price per Share of (a) $0.088 in cash, without interest (the “Cash Amount”), plus (b) one contingent value right (a “CVR”), which shall represent the right to receive the Closing Cash Payment and the Milestone Payments (as such terms are defined in the Contingent Value Rights Agreement in the form annexed to the Merger Agreement (the “CVR Agreement”)), if any, at the times provided for in the CVR Agreement, without interest and net of applicable tax withholding, as determined in accordance with the CVR Agreement (the Cash Amount, taken together with a CVR, collectively the “Merger Consideration”), for each Share validly tendered in the Tender Offer and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Merger Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly-owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) any Shares held in the treasury of the Company or owned by the Company, (ii) any Shares owned by Parent, Purchaser or any direct or indirect wholly-owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time and (iii) Dissenting Shares (as defined in the Merger Agreement), (i)-(iii), collectively, the “Excluded Shares”) will be converted into the right to receive the Merger Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

In arriving at our opinion, we have reviewed, analyzed and considered the draft Merger Agreement dated December 11, 2025; the draft CVR Agreement dated December 11, 2025; certain publicly available business and financial information relating to the Company; certain non-public business and financial information relating to the Company, including financial and business forecasts, projections and probabilities of success prepared by management of the Company; certain publicly available market, financial and other data for certain other companies we deemed relevant for purposes of performing a comparison of those companies against the Company; the financial position, including projected cash burn rate, of the Company; the efforts of the Company to solicit indications of interest from third parties with respect to a possible acquisition, exclusive licensing transaction or equity financing of the Company; and such other information that we have deemed relevant. In addition, we have discussed with the Company’s management the business, operations, financial condition and prospects of the Company and conducted such other financial analyses and considered such other information as we deemed relevant for purposes of this opinion. We also discussed with the Company’s management their assessment as to the probability of receiving the Closing Cash Payment and achieving the Milestones (as defined in the CVR Agreement) set forth in the CVR Agreement within the applicable timeframes. The Company’s management has advised us that the Company is unable to raise the funds necessary to finance its standalone business plan and that, absent a sale or exclusive licensing transaction, it will pursue a wind-down of the Company.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have, with your consent, relied on such information being complete and accurate. With respect to the financial forecasts for the Company that we have reviewed, the Company’s management has advised us, and we have assumed with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of, and cash available to, the Company. We express no view or opinion as to the assumptions on which such forecasts are based. We have relied upon, without independent verification, the assessment of the Company’s management as to the costs associated with product development. We have also assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have assumed, at your direction, that, in the case of a wind-down of the Company, the estimated costs provided by the Company’s management are based on the best currently available estimates and judgments of the Company’s management and we have relied, at your direction, on such estimates for purposes of our analysis and this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we evaluated the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters, nor did we conduct a physical inspection of any of the properties or facilities of the Company, nor have we been furnished with any such evaluations, appraisals or inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. We have also assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us.

Our opinion addresses only the fairness, from a financial point of view, of the Merger Consideration, and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction (including the promissory note contemplated by the Merger Agreement) or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We do not express any opinion as to the price or range of prices at which the Shares may trade subsequent to the announcement the Transaction or at any time.

You engaged us to act as your financial advisor to render and deliver an opinion with respect to the fairness, from a financial point of view, to the holders of Common Stock of the Merger Consideration. We will receive a fee for delivering this opinion, which is payable upon the rendering hereof. In addition, the Company has agreed to reimburse us for out of pocket expenses and indemnify us for certain liabilities, in each case, arising out of our engagement.

You have not asked us to address, and this opinion does not address, the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company, nor the underlying business decision of the Company to proceed with the Transaction. Our opinion addresses only the fairness, from a financial point of view, of the Merger Consideration, and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any class of securities other than Common Stock, as to the creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters. We have not performed any tax analysis, nor have we been furnished with any such analysis.

The issuance of this opinion has been approved by a fairness opinion committee of Aquilo Partners, L.P. (“Aquilo Partners”). This opinion is for the use and benefit of the Board of Directors of the Company in connection with its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder as to whether or not such holder should tender Shares in connection with the Tender Offer, or any other person as to how such stockholder or other person should vote with respect to any matter relating to the Transaction or otherwise act with respect to the Transaction or any other matter. Except as otherwise provided in our engagement letter with the Company, this opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Aquilo Partners or any of its affiliates be made by the Company or any of its affiliates, without our prior written consent. If reference to Aquilo Partners or this opinion is required to be made in any statement, document or filing of the Company required to be filed under the federal securities laws, or any similar document where disclosure is required by applicable law or stock exchange requirement, we will not unreasonably withhold our consent thereto so long as we have approved in advance the text of any such disclosure and, in the case of reference to this opinion, the full text of this opinion is reproduced therein. Aquilo Partners has consented to the inclusion of this opinion, in its entirety, as an exhibit to the Schedule 14D-9 the Company is required to file with the Securities and Exchange Commission and distribute to its stockholders in connection with the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than the holders of Excluded Shares).

Very truly yours,

/s/ Aquilo Partners, L.P.

AQUILO PARTNERS, L.P.

ANNEX II

SECTION 262 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

APPRAISAL RIGHTS

Appraisal Rights.

(a) Any stockholder of a corporations of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a)

and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.